STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of February 9, 2007 (this “Agreement”), is entered into by and among Global Technology Strategies, Inc., a Delaware corporation (“Purchaser”). Reliance Trust Company (the “Trustee”), solely in its capacity as trustee under the SFA, Inc. Employee Stock Ownership Trust Agreement (the “Trust Agreement”) forming part of the SFA, Inc. Employee Stock Ownership Plan (the “ESOP”), and SFA, Inc., a Maryland corporation (the “Company”).

RECITALS

WHEREAS, the Company maintains the ESOP, which is funded through a trust maintained with the Trustee, as trustee, under the Trust Agreement;

WHEREAS, the ESOP is the holder and record owner of all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.10 per share (the “Common Stock”), of the Company;

WHEREAS, the ESOP wishes to sell to Purchaser, and Purchaser wishes to purchase from the ESOP, all of the Shares for cash, upon the terms and subject to the conditions of this Agreement;

WHEREAS, on or prior to the date hereof, the Trustee, on behalf of the ESOP and the participants in the ESOP, has duly and validly approved the sale of the Shares and the other Contemplated Transactions (as defined herein);

WHEREAS, prior to the closing of the Contemplated Transactions, all of the issued and outstanding Options (as defined herein) and SARs (as defined herein) will be cancelled so that, immediately prior to the closing of the Contemplated Transactions, the ESOP will own, directly or indirectly, all of the issued and outstanding Capital Stock (as defined herein) of the Company and, except as contemplated by Section 6.14(b) of this Agreement, no rights to obtain Capital Stock of the Company will be outstanding;

WHEREAS, concurrently with the closing of the Contemplated Transactions, and in accordance with the terms and conditions of this Agreement, the Company will use its commercially reasonable efforts to enter into definitive debt financing agreements, dated as of the Closing Date (as defined herein), with SunTrust Bank (the “New Debt Financing”), and the Company will use the Net Proceeds (as defined herein), if any, to fund the Aggregate Company SARs/Option Holder Closing Date Payment (as defined herein) and a portion of the Escrow Amount (as defined herein); and

WHEREAS, concurrently with the execution of this Agreement, Global Strategies Group Holding SA, a corporation organized under the laws of Luxembourg and the indirect holder of all of the outstanding shares of Purchaser, is entering into a Guaranty Agreement in favor of the Company with respect to the obligations of Purchaser under this Agreement.

NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which arc hereby acknowledged, the parties hereto, intending to be legally hound hereby, agree as follows:

ARTICLE I

Definitions and Rules of Construction

1.1 Definitions.

As used in this Agreement, the following terms shall have the meanings set forth below:

“Acquisition Proposal” has the meaning set forth in Section 6.15.

“Adjusted Cashout Amount” means the sum of (i) an amount equal to (x) the Aggregate Adjusted Option Holder Cashout Amount minus (y) the Aggregate Option Holder Cashout Amount and (ii) an amount equal to (x) the Aggregate Adjusted SARs Holder Cashout Amount minus (y) the Aggregate SARs Holder Cashout Amount.

“Adjusted Per Share Amount” has the meaning set forth on Schedule 2.3.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Company SARs/Option Holder Closing Date Payment” means the sum of (i) the Aggregate SARs Holder Closing Date Payments and (ii) the Aggregate Option Holder Closing Date Payments.

“Aggregate Adjusted Option Holder Cashout Amount” means the amount set forth on Schedule 2.3 hereto, as may be adjusted.

“Aggregate Adjusted SARs Holder Cashout Amount” means the amount set forth on Schedule 2.4 hereto, as may be adjusted.

“Aggregate Option Holder Cashout Amount” means the amount set forth on Schedule 2.3 hereto, as may be adjusted.

“Aggregate Option Holder Closing Date Payments” means the amount set forth on Schedule 2.3 hereto, as may be adjusted.

“Aggregate Option Holder Escrow Holdback Amount” means an amount in cash equal to the product of (i) the Escrow Amount multiplied by (ii) the quotient obtained by dividing (x) the total number of shares of Common Stock issuable upon the exercise of all Options outstanding as of the Closing Date by (y) the total number of Fully-Diluted Outstanding Shares.

“Aggregate SARs Holder Cashout Amount” means the amount set forth on Schedule 2.4 hereto, as may be adjusted.

“Aggregate SARs Holder Closing Date Payments” means the amount set forth on Schedule 2.4 hereto, as may be adjusted.

“Aggregate SARs Holder Escrow Holdback Amount” means an amount in cash equal to the product of (i) the Escrow Amount multiplied by (ii) the quotient obtained by dividing (x) the total number of shares of Common Stock covered by SARs outstanding as of the Closing Date by (y) the total number of Fully-Diluted Outstanding Shares.

“Aggregate Stockholder Consideration Amount” means an amount in cash equal to the Total Consideration plus the sum of (x) the Aggregate Option Holder Escrow Holdback Amount and (y) the Aggregate SARs Holder Escrow Holdback Amount, less the sum of (i) the Aggregate Option Holder Cashout Amount, (ii) the Aggregate SARs Holder Cashout Amount and (iii) the Escrow Amount.

“Agreement” has the meaning set forth in the Preamble.

“Audited Balance Sheet” means the audited, consolidating balance sheet of the Company as of March 31, 2006, included in the Audited Financial Statements.

“Audited Financial Statements” has the meaning set forth in Section 3.5(a).

“BB&T Payment” means the Opinion Fee, the Completion Fee and all expenses of BB&T Capital Markets | Windsor Group required to be reimbursed by the Company pursuant to Section 6 of that certain Investment Banking Agreement, dated as of March 30, 2005, as terminated as of April 30, 2006, by and between the Company and BB&T Capital Markets | Windsor Group, and as supplemented and amended pursuant to the letter agreement, dated February 2, 2007, by and between the Company and BB&T Capital Markets | Windsor Group. For purposes of this defined term, “Opinion Fee” and “Completion Fee” have the meanings ascribed to such terms in such letter agreement dated February 2, 2007.

“Bid” has the meaning set forth in Section 3.16(a)(i).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, the State of Maryland or the United Kingdom are authorized by a Governmental Authority or required by Law to close. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day.

“Capital Lease Obligations” means obligations to pay rent or other amounts under a lease of (or other agreement conveying the right to use) property to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such obligor prepared in accordance with GAAP.

“Capital Stock” of any Person means any and all shares, rights to purchase, warrants or options (whether or not currently exercisable), rights, participations or other equivalents of or interests in (however designated) the equity (including without limitation common stock, preferred stock and limited liability company, partnership and joint venture interests) of such Person.

“Cause” with respect to any individual means if such individual (i) willfully fails to perform his/her job responsibilities in a material manner and such failure shall not be discontinued promptly after written notice to such individual thereof (which notice shall be signed by the Board or a designated officer of the Company); (ii) is charged with or indicted for a felony or other crime casting doubt on such individual’s trustworthiness or integrity; (iii) commits any act of dishonesty that is intended to result in personal enrichment of such individual at the expense of the Company or (iv) in bad faith, commits any act or omits to take any action, to the material detriment of the Company; provided, however, that for each Key Employee, “Cause” shall have the meaning set forth in such Key Employee’s Key Employee Employment Agreement.

“CFIUS” means the Committee on Foreign Investment in the United States.

“Cleanup” means all actions required by Environmental Laws to (i) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Disclosure Schedule” means the Disclosure Schedule of even date herewith, delivered by the Company and the ESOP in connection with the execution and delivery of this Agreement.

“Company Plans” has the meaning set forth in Section 6.1 8.

“Company Required Consents” has the meaning set forth in Section 3.4(b).

“Company Required Governmental Approvals” has the meaning set forth in Section 3.4(a).

“Confidentiality Agreement” means the Mutual Confidentiality and Non-Disclosure Agreement, dated as of April 21, 2006, by and between Contego Systems. Incorporated and the Company.

“Consultant” means all Persons who are currently, or have been within three (3) years prior to the date of this Agreement, engaged as consultants by the Company or who otherwise provide services to the Company under a contractual arrangement.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Copyrights” means United States and foreign copyright registrations and applications therefor and unregistered copyrights.

“Covered Expenses” means the BB&T Payment, the Deemed Assets Sale Taxes and any out-of-pocket expenses required to be incurred by the Company under this Agreement related to the Contemplated Transactions (including (x) any out-of-pocket expenses or other liabilities of the Trustee or the ESOP which the Company assumes or agrees to reimburse under this Agreement and (y) the premiums for the D&O Insurance Policy, but excluding (I) the payments to be made pursuant to Section 6.19, (II) the premiums for the Environmental Insurance Policy and (III) expenses incurred by any party hereto in connection with the New Debt Financing).

“Deemed Assets Sale Taxes” means any liability for Taxes imposed on the Company or its Subsidiary attributable to the election described in Section 6.12(e) under Section 338(h)(10) of the Code (and any comparable provisions of state, local or foreign Tax law) with respect to the purchase of the Shares, including Taxes imposed (x) under Section 1374 of the Code and (y) under provisions of any state, local or foreign Laws.

“Defense Security Service” means the Defense Security Service of the United States Department of Defense.

“DFARS” means the Defense FAR Supplement.

“EEOC” has the meaning set forth in Section 3.25(g).

“Entity” means any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, division of the Company, joint venture, trust, business trust, cooperative, association, foreign trust or foreign business organization.

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, contractual claims, proceedings or notices of noncompliance or violation by any Person, alleging Liability, potential responsibility or Cleanup costs arising out of, based on or resulting from the presence. Release or threatened Release into the environment of any Hazardous Substance at any location, owned, operated, leased, managed or used by the Company or its Subsidiary or for which the Company or its Subsidiary arranged for transportation or disposal of Hazardous Substances.

“Environmental Insurance Policy” has the meaning set forth in Section 7.3(k).

“Environmental Laws” means any and all United Stales federal, state, local and foreign statutes, laws (including case or common law), regulations, ordinances, rules, judgments, orders, decrees, codes, injunctions, permits, concessions, grants, franchises, licenses, or agreements relating to human health, the environment or Releases of Hazardous Substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, Hazardous Substances or wastes or the investigation. Cleanup or other remediation thereof.

“ERISA” has the meaning set forth in Section 3.26(a)(i).

“ERISA Affiliate” has the meaning set forth in Section 3.26(a)(ii).

“Escrow Account” means the account established, designated and maintained by the Escrow Agent pursuant to the terms of the Escrow Agreement.

“Escrow Agent” means SunTrust Bank.

“Escrow Agreement” means the Escrow Agreement, in all material respects in the form attached hereto as Exhibit A.

“Escrow Amount” means $9,500,000.

“Escrow Funds” means the amount contained from time to time in the Escrow Account.

“Escrow Percentage” means, with respect to each stockholder of the Company, the Option Holders and the SARs Holders, that fraction, stated as a percentage, (i) the numerator of which is an amount equal to the sum of (A) the aggregate number of Shares held by such Person as of the Closing Date plus (B) the total number of shares of Common Stock issuable upon the exercise of all Options held by such Person as of the Closing Date plus (C) the total number of shares of Common Stock covered by SARs held by such Person as of the Closing Date, and (ii) the denominator of which is the Fully-Diluted Outstanding Shares.

“ESOP” has the meaning set forth in the Preamble.

“ESOP Affiliates” has the meaning set forth in Section 6.8.

“ESOP Indemnitees” has the meaning set forth in Section l0.2(b).

“Excess Net Proceeds” means an amount equal to the Net Proceeds minus the Aggregate Company SARs/Option Holder Closing Date Payment; provided, that if number resulting from such calculation is negative, the Excess Net Proceeds shall be deemed to be zero.

“Excess Working Capital” means $4,049,845.70 (representing an amount equal to $4,675,845.70 minus $626,000).

“FAR” has the meaning set forth in Section 3.16(a)(vi).

“Final Form 8883” has the meaning set forth in Section 6.12(e).

“Financial Statements” has the meaning set forth in Section 3.5(a).

“Fringe Benefit Plans” has the meaning set forth in Section 3.26(b).

“Fully-Diluted Outstanding Shares” means the sum of (i) the aggregate number of Shares outstanding as of the Closing Date, (ii) the total number of shares of Common Stock issuable upon the exercise of all Options outstanding as of the Closing Date and (iii) the number of shares of Common Stock covered by SARs outstanding as of the Closing Date.

“GAAP” means generally accepted accounting principles of the United States, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board.

“General Release” has the meaning set forth in Section 8.5.

“Good Reason” with respect to any individual means (A) the assignment to such individual of any duties materially and adversely inconsistent with his or her position, including, but not limited to, status, office or responsibilities, with the Company or its subsidiary as of the date hereof or (B) the relocation of such individual’s office as assigned to him by the Company to a location more than 50 miles from such individual’s office prior to the date of such relocation.

“Good Reason (Initial Period)” with respect to any Key Employee, has the meaning set forth in such Key Employee’s Key Employee Employment Agreement.

“Good Reason (Subsequent Period)” with respect to any Key Employee, has the meaning set forth in such Key Employee’s Key Employee Employment Agreement.

“Governmental Authority” means any nation or government, any federal, state, county, municipal or other political instrumentality or subdivision thereof and any foreign or domestic entity or body exercising executive, legislative, judicial, arbitral, regulatory, administrative or taxing functions of or pertaining to government.

“Government Contract” has the meaning set forth in Section 3.16(a)(ii).

“Government Prime Contract” has the meaning set forth in Section 3.16(a)(iii).

“Government Subcontract” has the meaning set forth in Section 3.16(a)(iv).

“Hazardous Substances” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law.

“HIPAA” has the meaning set forth in Section 3.26(k).

“Holdback Amount” means the sum of (i) $626,000 and (ii) the Adjusted Cashout Amount.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means (a) indebtedness for borrowed money (including without limitation any pre-payment penalties and costs associated with pre-payment of such indebtedness); (b) obligations evidenced by bonds (but not surely bonds), notes, debentures, letters of credit, bankers’ acceptances or similar instruments; (c) obligations under installment sales, conditional sales, title retention or similar agreements or arrangements creating an obligation with respect to the deferred purchase price of property or services (other than customary trade credit); (d) obligations secured by a Lien on any property; and (e) guarantee obligations in respect of Indebtedness.

“Indemnified Person” or “Indemnified Persons” means, for the purposes of Section 6.13, each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, a director or officer of the Company.

“Indemnified Party” has the meaning set forth in Section 10.2(e)(i).

“Indemnitor” has the meaning set forth in Section 10.2(e)(i).

“Independent Accounting Firm” has the meaning set forth in Section 6.12(c).

“Intellectual Property Rights” means, collectively, Copyrights, Patents, Trademarks, Software, Technology and rights in Trade Secrets and other intangibles of like nature.

“IRS” has the meaning set forth in Section 3.26(h).

“ITAR” has the meaning set forth in Section 3.18.

“Key Employee Employment Agreements” has the meanings set forth in Section 6.14(a).

“Key Employees” has the meaning set forth in Section 6.14(a).

“Knowledge of the Company” means the actual knowledge after reasonable inquiry of the individuals set forth on Schedule 1.1(a) of a type consistent with such individual’s past practice in the performance of his office or employment.

“Knowledge of the ESOP” means the actual knowledge after reasonable inquiry of the individuals set forth on Schedule 1.1(b) of a type consistent with such individual’s past practice in the performance of his office or employment; provided, however that, for purposes of Sections 7.2(a) and 10.2(d)(iv), “Knowledge,” when used with respect to the ESOP, means the actual knowledge (without any duty of inquiry) of the individuals set forth on Schedule 1.1(b).

“Knowledge of Purchaser” means the actual knowledge after reasonable inquiry of the individuals set forth on Schedule 1.1(c) of a type consistent with such individual’s past practice in the performance of his office or employment; provided, however that, for purposes of Sections 7.3(a) and 10.2(c)(iv), “Knowledge,” when used with respect to Purchaser, means the actual knowledge (without any duty of inquiry) of the individuals set forth on Schedule 1.1(c).

“Laws” means (a) all constitutions, treaties, laws, statutes, codes, regulations, ordinances, executive orders, decrees or rules as enacted, issued or promulgated by any Governmental Authority and (b) all judgments, court orders, writs, injunctions, decisions, rulings or awards of any Governmental Authority; “Law” means any one of them.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person or is disclosed on the Company Disclosure Schedule.

“Lien” means any lien, statutory or otherwise, security interest, mortgage, deed of trust, priority, pledge, charge, conditional sale, title retention agreement, financing lease or other encumbrance or similar right of others, or any agreement to give any of the foregoing, excluding, in each case, (i) any restrictions imposed by applicable securities laws or by the Transaction Documents and (ii) any Liens that are to be released at or prior to the Closing.

“Loss” or “Losses” has the meaning set forth in Section l0.2(a).

“Material Adverse Effect” means any event, circumstance, change or effect, individually or in the aggregate, that has had, or is reasonably likely to have, a material adverse effect (a) on the business, operations, properties, assets, condition (financial or otherwise) or results of operations of the Company or its Subsidiary, taken as a whole, other than any effect, change, circumstance or event contemplated by the Transaction Documents or (b) on the ability of the Trustee, on behalf of the ESOP, or the Company to consummate the Contemplated Transactions in a timely manner. Without limiting the generality of the foregoing, a Material Adverse Effect shall include any event, circumstance, change or effect, individually or in the aggregate, that is reasonably likely to (a) substantially impede the Company or its Subsidiary from (i) entering into contracts with the United States government or any department or agency thereof or (ii) obtaining or retaining any security clearances reasonably necessary for the performance of existing material contracts with the United States government or any department or agency thereof, or (b) result in the suspension or debarment of the Company or its Subsidiary by the United States government or any department or agency thereof. Any adverse change, circumstance, event or effect attributable to (I) conditions generally affecting the United States or international economy or capital or financial markets; (II) any condition in the industries in which the Company or its Subsidiary competes; (III) entering into this Agreement or the announcement or disclosure of the Contemplated Transactions; (IV) changes in accounting principles or requirements; or (V) the failure of the lender(s) to fund the loan(s) under the New Debt Financing shall not be taken into account in determining whether there has been or is likely to be a Material Adverse Effect, other than, in the case of the foregoing clause (II), any such changes, circumstances, events or effects that affect the Company or its Subsidiary disproportionately.

“Most Recent Unaudited Financial Statements” has the meaning set forth in Section 3.5(a).

“National Interest Determination” means the action described in Section 2-303.c(2) of the National Industrial Security Program Operating Manual, DoD 5220.22-M (February 2006).

“Net Proceeds” means $25,000,000.

“New Debt Financing” has the meaning set forth in the Recitals.

“Option Holders” means the Persons identified on Section 3.10(a) of the Company Disclosure Schedule as holding Options.

“Option Holders Release Agreement” has the meaning set forth in Section 6.17.

“Options” means the options to purchase the Capital Stock of the Company as set forth on Section 3.10(a) of the Company Disclosure Schedule.

“Outstanding Revolver Indebtedness” means all indebtedness of the Company for borrowed money, if any, outstanding as of the Closing under the Company’s revolving line of credit pursuant to that certain letter agreement, dated as of March 15, 2004. as amended, by and among SunTrust Bank, the Company and TAC.

“Patents” means (a) patents and industrial designs, including United States and foreign patents and applications therefor; (b) divisions, reissues, continuations, continuations-in-part, reexaminations, renewals and extensions of and applications for any of the foregoing; and (c) utility models and utility model applications.

“PBGC” has the meaning set forth in Section 3.26(a)(iii).

“Pension Plan” has the meaning set forth in Section 3.26(a)(iv).

“Permits” has the meaning set forth in Section 3.20(a).

“Permitted Liens” means: (i) mechanics, materialmen’s and similar Liens with respect to amounts not yet due and payable; (ii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings and for which adequate reserves in accordance with GAAP are maintained against any adverse determination of such contest; (iii) purchase money security interests or similar interests of customers who have advanced monies against future deliverables or services incurred in the ordinary course of business; (iv) encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present use of such real property; (v) other Liens arising in the ordinary course of business not in excess of $25,000 and not incurred in connection with the incurrence of Indebtedness of the types described in clauses (a), (b), (d) and (e) of the definition of “Indebtedness”; (vi) Liens described on Section 1.1 of the Company Disclosure Schedule; and (vii) Liens arising in connection with the New Debt Financing.

“Per Share Amount” has the meaning set forth on Schedule 2.3.

“Person” means any individual, person, Entity, or Governmental Authority.

“Personal Property” has the meaning set forth in Section 3.13(b).

“Personnel” has the meaning set forth in Section 3.24(a).

“Plan” has the meaning set forth in Section 3.26(a)(v).

“Plan Administrator” has the meaning set forth in the ESOP plan document.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Disclosure Schedule” means the Disclosure Schedule of even date herewith, delivered by Purchaser in connection with the execution and delivery of this Agreement.

“Purchaser Indemnitees” has the meaning set forth in Section 10.2(a).

“Purchaser Plans” has the meaning set forth in Section 6. 18.

“Purchaser Required Consents” has the meaning set forth in Section 5.4(b).

“Purchaser Required Governmental Approvals” has the meaning set forth in Section 5.4(a).

“Real Property Interests” has the meaning set forth in Section 3.12.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including without limitation ambient air, surface water, groundwater and surface or subsurface strata).

“Representation Records” has the meaning set forth in Section 10.4.

“Representative” has the meaning set forth in Section 6.15.

“SARs” means the stock appreciation rights awarded under The SFA, Inc. 2003 Stock Appreciation Rights Plan as set forth on Section 3.10(b) of the Company Disclosure Schedule.

“SARs Holders” means the Persons identified on Section 3.10(b) of the Company Disclosure Schedule as holding SARs.

“SARs Holders Release Agreement” has the meaning set forth in Section 6.17.

“Scheduled Contracts” has the meaning set forth in Section 3.15(a).

“Section 11.1 Date” has the meaning set forth in Section 11.1(b).

“Shares” has the meaning set forth in the Recitals.

“Software” means all computer programs (whether in source code or object code form) and databases, and documentation related to any of the foregoing including, but not limited to, management information systems, computer aided design and/or engineering programs, CADBUS programs, machinery control programs and personal computer programs.

“Special Security Agreement” means the arrangement to mitigate foreign ownership, control or influence referred to in Section 2-303.c of the National Industrial Security Program Operating Manual, DoD 5220.22-M (February 2006).

“Standard Software” means commercially-available Software owned by a third party and licensed to the Company pursuant to a shrink-wrap, browse-wrap or other standard license agreement.

“State Government” has the meaning set forth in Section 3.16(a)(v).

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” of a Person means any Entity in which such Person, directly or indirectly, owns at least a majority of the voting power represented by the outstanding capital stock or other voting securities or interests having voting power under ordinary circumstances to elect a majority of the directors, managers or similar members of the governing body, or otherwise to direct the management and policies, of such Entity.

“Superior Proposal” means any unsolicited bona fide written offer made by any Person (other than Purchaser) to acquire, directly or indirectly, not less than ninety percent (90%) of the Shares or not less than ninety percent (90%) of the total assets of the Company and its Subsidiary and otherwise on terms which the Trustee determines in its reasonable good faith judgment (after consultation with its financial advisors’ and the Board of Directors of the Company) to be more favorable, after taking into account the likelihood of consummation of such transaction on the terms set forth therein, and all legal, financial (including the financing terms of such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Law, to the ESOP (and the participants therein), than the Contemplated Transactions (and any revised proposal made by Purchaser).

“TAC” means The Analysis Corporation, a Delaware corporation and wholly owned Subsidiary of the Company.

“Taxes” means (a) any and all taxes, including any interest, penalties, or other additions to tax that may become payable in respect thereof, imposed by any federal, state, local, or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income taxes, profits taxes, taxes on gains, alternative minimum taxes, estimated taxes, payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, welfare taxes, disability taxes, severance taxes, license charges, taxes on stock, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real or personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation taxes, and other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or of a similar nature to any of the foregoing; and (b) any liability in respect of any items described in clause (a) payable by reason of any contract, assumption, transferee liability, operation of law, Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof of any analogous or similar provision of Tax law) or otherwise.

“Tax Claim” has the meaning set forth in Section 10.2(e)(iii)(A).

“Taxing Authority” means the IRS or any other Governmental Authority responsible for the administration of any Tax.

“Tax Return” means any return, report, or statement required to be filed with respect in any Tax (including any elections, declarations, schedules, supplements or attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax. and including, where permitted or required, affiliated, combined, consolidated or unitary returns for any group of entities that includes the Company.

“Teaming Agreement” has the meaning set forth in Section 3.16(a)(vi).

“Technology” means technical information and technical data, including but not limited to. know how; product definitions and designs; research and development, engineering, manufacturing, process, test, quality control, procurement, and service specifications, procedures, standards, and reports; blueprints; drawings; materials specifications, procedures, standards, and lists; catalogs; technical information and technical data relating to marketing and sales activity; and formulae.

‘Threshold” has the meaning set forth in Section 10.2(c).

“Total Consideration” means $95,000,000 less the sum of all indebtedness of the Company for borrowed money or other interest-bearing indebtedness outstanding as of the Closing (including without limitation any prepayment or similar fees or charges related to the retirement or termination of bank debt of the Company which will be discharged or satisfied at or in connection with the consummation of the Contemplated Transactions), other than the amount of (x) the Outstanding Revolver Indebtedness and (y) Indebtedness under the New Debt Financing.

“Trade Secrets” means all forms and types of financial, business, scientific, economic, and/or engineering information, including without limitation information related to Technology, patterns, plans, compilations, program devices, designs, prototypes, methods, techniques, processes, procedures, programs, and/or codes, whether tangible or intangible, and whether or how stored, compiled, or memorialized physically, electronically, graphically, photographically, or in writing if the information derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable through proper means by, the public.

“Trademarks” means United States and foreign trademark, trade name and service mark registrations and applications therefor and unregistered trademarks, internet domain names, trade names and service marks, together with the goodwill of the Company’s business symbolized by any of the foregoing.

“Transaction Documents” means this Agreement, the Escrow Agreement and the General Release.

“Transfer Taxes” means any and all transfer Taxes (excluding Taxes measured or determined in whole or in part by reference to net income), including sales, use. excise, stock, stamp, documentary, filing, recording, permit, license. authorization, and similar Taxes.

“Trust Agreement” has the meaning set forth in the Preamble.

“Trustee” has the meaning set forth in the Preamble.

“United States Government” has the meaning set forth in Section 3.16(a)(vii).

“Welfare Plan” has the meaning set forth in Section 3.26(a)(vi).

1.2 Rules of Construction.

Unless the context otherwise requires:

(a) a capitalized term has the meaning assigned to it;

(b) an accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP;

(c) references in the singular or to “him,” “her,” “it,” “itself,” or other like references, and references in the plural or the feminine or masculine gender, as the case may be, shall also, when the context so requires, be deemed to include the plural or singular, or the masculine or feminine gender, as the case may be;

(d) references to “Articles,” “Sections,” “Schedules” and “Exhibits” shall refer to articles and sections of, and schedules and exhibits to, this Agreement, unless otherwise specified;

(e) the headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent, or intent of this Agreement or any provision hereof;

(f) except as expressly otherwise provided herein, nothing in any representation or warranty in this Agreement shall in any way limit or restrict the scope, applicability or meaning of any other representation or warranty, and each representation and warranty in this Agreement shall be given full, separate and independent effect;

(g) references to “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” and words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection, clause or others subdivision hereof;

(h) this Agreement shall be construed without regard to any presumption or other rule requiring construction against the party hereto that drafted or caused this Agreement to be drafted;

(i) the Schedules and Exhibits constitute a part of this Agreement and are incorporated herein for all purposes;

(j) use of the term “including” shall mean “including without limitation:” and

(k) references to “$” or “dollars” refer to U.S. dollars.

ARTICLE II

Closing; Consideration; and Related Matters

2.1 Closing.

The closing of the Contemplated Transactions (the “Closing”) will take place at 10:00 a.m. Eastern Time on the third (3rd) Business Day following the satisfaction or waiver of all of the conditions referred to in Article VII (except for those conditions which by their nature can only be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions) at the offices of Skadden, Arps, Slate, Mcagher & Flom LLP, 1440 New York Avenue N.W., Washington, D.C. 20005, or such other place or on such other dale or at such other time upon which the parties hereto may agree. The day on which the Closing actually occurs is sometimes referred to herein as the “Closing Date.” The Closing shall be deemed to have been consummated at 11:59 p.m. Eastern Time on the Closing Date.

2.2 Certain Closing Actions.

On the terms and subject to the conditions set forth in this Agreement, upon the Closing:

(a) Cash at the Closing. Purchaser shall pay to the ESOP the Aggregate Stockholder Consideration Amount at the Closing by wire transfer of immediately available funds to an account or accounts designated by the ESOP.

(b) New Debt Financing. At the Closing, the Company shall use its commercially reasonable efforts to enter into the New Debt Financing (including, without limitation, by executing and delivering definitive agreements relating thereto). The Net Proceeds, if any, shall be used by the Company in the following order of priority:

(i) first, to make payments to Option Holders pursuant to Section 2.3(b)(i) and, to the extent any Net Proceeds are remaining following payment of the full amount of the Aggregate Option Holder Closing Date Payments, then

(ii) second, to make payments to SARs Holders pursuant to Section 2.4(b)(i) and, to the extent any Net Proceeds are remaining following payment of the full amount of the Aggregate SARs Option Holder Closing Date Payments, then

(iii) third. the Excess Net Proceeds shall be paid by the Company into the Escrow Account pursuant to Section 2.2(c).

For the avoidance of doubt, notwithstanding anything else in this Agreement to the contrary, the obligations of Purchaser to consummate the Contemplated Transactions are not conditioned upon the Company entering into the New Debt Financing.

(c) Escrow. At the Closing, (i) if applicable, the Company shall deposit, by wire transfer of immediately available funds, the Excess Net Proceeds, if any, in the Escrow Account and (ii) Purchaser shall deposit, by wire transfer of immediately available funds, the Escrow Amount less the Excess Net Proceeds, if any, in the Escrow Account. The Escrow Funds shall be managed and paid out by the Escrow Agent in accordance with the terms of the Escrow Agreement.

(d) Withholding Rights. Purchaser and the Company shall deduct and withhold from payment of any amounts (or any portion thereof) payable pursuant to this Agreement to the ESOP, the Option Holders, the SARs Holders or the Escrow Account such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other Tax Law. To the extent that amounts are so withheld by Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the ESOP, the Option Holders, the SARs Holders or the Escrow Account, as applicable.

2.3 Treatment of Options.

(a) The Board of Directors of the Company (or, if appropriate, any committee thereof) shall take all action necessary and appropriate to provide that, at the Closing and contingent upon the consummation of the Contemplated Transactions, each holder of an Option which is outstanding and unexercised (whether or not exercisable) immediately prior thereto shall, in cancellation and full settlement thereof, be entitled to receive the consideration due such Option Holder pursuant to this Section 2.3.

(b) At the Closing, the following events shall occur:

(i) the Company shall pay a portion of the Net Proceeds, if any, to the Option Holders in the amounts set forth on Schedule 2.3 hereto under the heading “Closing Date Payments” through its normal payroll processing procedures and subject to all applicable payroll and withholding taxes required by applicable Tax Law to be withheld; and

(ii) Purchaser shall pay to the Company an amount in cash equal to (x) the Aggregate Option Holder Closing Date Payments minus (y) the amount, if any, paid by the Company to the Option Holders pursuant to Section 2.3(b)(i), to an account designated by the Company, and, upon receipt of such funds, the Company shall pay the amounts set forth on Schedule 2.3 hereto under the heading “Closing Date

Payments” to the Option Holders, to the extent not previously paid pursuant to Section 2.3(b)(i), through its normal payroll processing procedures and subject to all applicable payroll and withholding taxes required by applicable Tax Law to be withheld.

(c) The Company shall also pay any additional funds paid to it under Section l0.2(i) on behalf of the Option Holders, subject to all applicable payroll and withholding taxes required by applicable Tax Law to be withheld.

2.4 Treatment of SARs.

(a) The Board of Directors of the Company (or, if appropriate, any committee thereof) shall take all action necessary and appropriate to provide that, at the Closing and contingent upon the consummation of the Contemplated Transactions, each holder of a SAR which is outstanding and unexercised (whether or not exercisable) immediately prior thereto shall, in cancellation and full settlement thereof, be entitled to receive the consideration due such SARs Holder pursuant to this Section 2.4.

(b) At the Closing, the following events shall occur:

(i) the Company shall pay a portion of the Net Proceeds, if any, to the SARs Holders in the amounts set forth on Schedule 2.4 hereto under the heading “Closing Date Payments” through its normal payroll processing procedures and subject to all applicable payroll and withholding taxes required by applicable Tax Law to be withheld: and

(ii) Purchaser shall pay to the Company an amount in cash equal to (x) the Aggregate SARs Holder Closing Date Payments minus (y) the amount, if any, paid by the Company to the SARs Holders pursuant to Section 2.4(b)(i), to an account designated by the Company, and, upon receipt of such funds, the Company shall pay the amounts set forth on Schedule 2.4 hereto under the heading “Closing Date Payments” to the SARs Holders, to the extent not previously paid pursuant to Section 2.4(b)(i), through its normal payroll processing procedures and subject to all applicable payroll and withholding taxes required by applicable Tax Law to be withheld.

(c) The Company shall also pay any additional funds paid to it under Section 10.2(i) on behalf of the SARs Holders, subject to all applicable payroll and withholding taxes required by applicable Tax Law to be withheld.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in the Company Disclosure Schedule and except with respect to the New Debt Financing, the Company represents and warrants to Purchaser as follows:

3.1 Organization and Power.

(a) The Company. The Company (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland; (ii) has full corporate power and authority to execute, deliver and perform this Agreement and the other Transaction Documents to which it is a party; (iii) has all requisite corporate power and authority to own and operate its properties and to carry out the businesses in which it is engaged; and (iv) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction where its ownership of property or the conduct of its business requires such qualification, other than jurisdictions in which the failure to so qualify would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Subsidiary. TAC (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware; (ii) has all requisite corporate power and authority to own and operate its properties and to carry out the businesses in which it is engaged; and (iii) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction where its ownership of property or the conduct of its business requires such qualification, other than jurisdictions in which the failure to so qualify would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.2 Authorization and Enforceability.

(a) This Agreement has been, and, as of the Closing, each of the Transaction Documents to which the Company is a party will be, duly authorized, executed and delivered by the Company, and constitutes, or as of the Closing Date will constitute, (assuming due authorization, execution and delivery by the other parties hereto and thereto) valid and legally binding agreements of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The execution, delivery and performance by the Company of this Agreement and each of the Transaction Documents to which the Company is a party, and the consummation by the Company of the Contemplated Transactions, have been duly authorized by the Board of Directors of the Company and no other action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement or any of the other Transaction Documents to which the Company is a party or the consummation by the Company of the Contemplated Transactions.

3.3 No Violation.

None of the execution, delivery and performance of this Agreement, or any of the other Transaction Documents to which the Company is a party, by the Company or the consummation of the Contemplated Transactions will (i) conflict with or violate, as applicable, any provision of the articles of incorporation, any bylaw or any other corporate charter or document of the Company or its Subsidiary; (ii) result in the creation of, or require the creation of any Lien (other than Permitted Liens) upon any property of the Company or its Subsidiary; (iii) result in the (x) breach, termination, cancellation, modification, amendment, violation or renegotiation of any Permit, contract, agreement, indenture, instrument, or commitment to which the Company or its Subsidiary is a party or by which either of their assets are bound, or (y) acceleration or forfeiture of any term of payment of any such contract, agreement, indenture, instrument or commitment (subject, in each case, to receipt of the Company Required Consents); or (iv) violate any Law applicable to the Company (subject to receipt of the Company Required Governmental Approvals), except, in the case of clauses (iii) and (iv). as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.4 Consents and Approvals.

(a) Except for the filings and approvals set forth on Section 3.4(a) of the Company Disclosure Schedule (the “Company Required Governmental Approvals”), none of the execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which the Company is a party, nor the consummation of the Contemplated Transactions, will require the Company to obtain the approval or consent of, or make any declaration, filing or registration with, any Governmental Authority (including under any Governmental Contract).

(b) Except for the consents or approvals set forth on Section 3.4(b) of the Company Disclosure Schedule (the “Company Required Consents”), none of the execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which the Company is a party, nor the consummation of the Contemplated Transactions, will require the consent or approval of any Person (other than any Governmental Authority, which are addressed in Section 3.4(a)) under any Scheduled Contract.

3.5 Financial Statements.

(a) In General. Attached hereto as Section 3.5(a) of the Company Disclosure Schedule are the following Financial Statements (collectively, the “Financial Statements”): (i) the audited, consolidating balance sheet and statements of operations, cash flows and changes in stockholders’ equity as of, and for the fiscal year ended, March 31, 2006 (the “Audited Financial Statements”) for the Company and (ii) unaudited, consolidating balance sheet and statements of operations, cash flows and changes in stockholders’ equity as of, and for the six (6) months ended, December 31, 2006 (the “Most Recent Unaudited Financial Statements”) for the Company. The Audited Financial Statements and, except for the absence of footnotes and subject to normal year-end adjustments which would not, individually or in the aggregate, have a Material Adverse Effect, the Most Recent Unaudited Financial Statements (i) are consistent with the books and records of the Company; (ii) were prepared in accordance with GAAP consistently applied; and (iii) fairly present in all material respects the consolidated financial position of the Company as of the respective dates thereof and the consolidated statements of operations, retained earnings and cash flows of the Company for the respective periods covered thereby.

(b) Financial Books and Records. The financial books and records of the Company and its Subsidiary have been maintained in accordance with sound business practices. At no time in the ten (10) years prior to the date hereof has the Company received any written advice or notice from its independent certified public accountants that the Company has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the books and records of the Company or its Subsidiary any properties, assets, liabilities, revenues or expenses.

(c) No Guarantees or Derivatives. Except as set forth on Section 3.5(c) of the Company Disclosure Schedule, (i) there are no letters of credit outstanding as to which either of the Company or its Subsidiary has any actual or contingent reimbursement obligations; (ii) neither the Company nor its Subsidiary is a party to or bound, either absolutely or on a contingent basis, by any agreement of guarantee, indemnification or any similar commitment with respect to the Liabilities of any other Person; or (iii) neither the Company nor its Subsidiary is a party to any swap, hedge, derivative or similar instrument.

(d) Accounts Receivable. All accounts receivable of the Company and its Subsidiary, whether reflected in the Audited Balance Sheet or otherwise, represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business.

3.6 No Undisclosed Liabilities.

Except (i) as reflected or reserved against in the Audited Balance Sheet, or (ii) as disclosed on Section 3.6 of the Company Disclosure Schedule, there are no Liabilities of the Company or its Subsidiary that would be required to be accrued or reserved for on a balance sheet prepared in accordance with GAAP (other than Liabilities incurred (x) in the ordinary course of business since March 31, 2006 that did not arise from breach of contract or tort and would not reasonably be expected to have a Material Adverse Effect, (y) outside the ordinary course of business since March 31, 2006 in an amount no greater than $10,000 in the aggregate or (z) under this Agreement). There are no Capital Lease Obligations of the Company outstanding as of the date hereof and there will be no such obligations outstanding as of the Closing.

3.7 Indebtedness to and from Officers and Directors of the Company.

Neither the Company nor its Subsidiary is indebted, directly or indirectly, to any Person who immediately prior to the Closing was an officer or director of the Company or its Subsidiary in any amount whatsoever, other than for salaries, bonuses, commissions or other remuneration for services rendered or reimbursable business expenses, nor is the ESOP or any such officer or director of the Company or its Subsidiary indebted to the Company or its Subsidiary except for advances made to employees of the Company or its Subsidiary in the ordinary course of business to meet reimbursable business expenses.

3.8 Absence of Certain Changes.

(a) Except as expressly contemplated by this Agreement, or as set forth on Section 3.8 of the Company Disclosure Schedule, since March 31, 2006 and through the date of this Agreement, each of the Company and its Subsidiary has conducted its business in the ordinary course and, without limiting the generality of the foregoing, neither the Company nor its Subsidiary has:

(i) waived or cancelled any claim, account receivable or trade account involving amounts in excess of $100,000 in the aggregate;

(ii) made any capital expenditures in excess of $250,000 in the aggregate;

(iii) sold or otherwise disposed of any material asset or used any of its material assets other than, in each case, in the ordinary course of business or dispositions of such assets not in excess of $25,000 in the aggregate;

(iv) paid, discharged or satisfied any Liability in excess of $50,000 in the aggregate, other than the payment, discharge or satisfaction of any such Liabilities (A) in the ordinary course of business or (B) pursuant to any contract;

(v) suffered any theft, damage, destruction or casualty loss in excess of $25,000 in the aggregate, not covered by insurance;

(vi) reserved, declared, made or paid any dividend or other distribution or redeemed, retired, repurchased, purchased, or otherwise acquired shares of its Capital Stock;

(vii) granted any material increase in the compensation or benefits payable or to become payable by the Company or its Subsidiary to any of their respective officers, directors or key employees, except as (x) required by existing contracts or by compensation policies which are consistent with past practices or (y) required by Law or (A) entered into or adopted any new or (B) except as required by Law, materially amended, or otherwise increased, or accelerated the payment or vesting of any benefit or amount which shall become due and payable under, or made any discretionary payment under, any, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, or other contract, agreement, commitment, binding arrangement, plan, trust fund or policy maintained or contributed to or entered into by the Company or its Subsidiary, including, without limitation, the ESOP;

(viii) incurred any Indebtedness, other than any Outstanding Revolver Indebtedness, of the types described in clauses (a), (b) and (d) of the definition of “Indebtedness”;

(ix) permitted any of the properties of the Company or its Subsidiary to become subject to any Lien (other than Permitted Liens);

(x) (A) made any loan or advance to, or (B) assumed, guaranteed, endorsed or otherwise become liable with respect to the Liabilities or obligations of, any Person in excess of $10,000 in the aggregate;

(xi) changed in any material respect its pricing, credit or payment policies;

(xii) failed to maintain in full force and effect insurance policies on all of its properties providing coverage and amounts of coverage comparable to the coverage and amounts of coverage provided under its policies of insurance in effect on March 31, 2006; or

(xiii) materially and adversely modified or changed its business organization or materially and adversely modified or changed its relationship with its material suppliers, customers and others having significant business relations with it.

(b) Without limiting the generality of the foregoing, since March 31, 2006, there has not been any Material Adverse Effect.

3.9 Cooperative Business Arrangements.

Except as set forth on Section 3.9 of the Company Disclosure Schedule, at no time in the three (3) years prior to the date hereof has the business of the Company or its Subsidiary been, nor is it currently, conducted through any (i) joint venture, teaming agreement or similar relationship, partnership or other Entity or (ii) any subcontract, agreement or other binding arrangement pursuant to which a third party manufactures or processes products for the Company, or performs services for customers of the Company or its Subsidiary.

3.10 Capital Stock of the Company.

(a) The Shares constitute, and at the Closing will constitute, all of the outstanding Common Stock. The ESOP is the record owner of all of the Shares. The holders of all of the Options are as set forth on Section 3.10(a) of the Company Disclosure Schedule, and the holders of all of the SARs are as set forth on Section 3.10(b) of the Company Disclosure Schedule. All outstanding Common Stock is duly authorized, has been validly issued and is fully paid and non-assessable. All outstanding Capital Stock of the Company was issued in compliance with applicable securities laws or exemptions therefrom. Except for the Shares, the Options, the SARs and the shares of common stock of TAC held by the Company, neither the Company nor its Subsidiary has (i) any outstanding Capital Stock, including, without limitation, any outstanding preferred stock, (ii) any outstanding securities convertible into or exchangeable or exercisable for any shares of its Capital Stock, or (iii) any outstanding rights to subscribe for or to purchase, or any agreements providing for the issuance (contingent or otherwise), of, or any calls against or commitments by it of any character relating to, any shares of its

Capital Stock or any securities convertible into or exchangeable or exercisable for any shares of its Capital Stock. Except for the organizational documents of the Company and its Subsidiary, there are no (i) limited liability company agreements, partnership agreements, voting trusts, proxies or other agreements or instruments to which the Company or its Subsidiary is a party, or by which the Company or its Subsidiary is bound, relating to the voting of any shares of Capital Stock of the Company or its Subsidiary or (ii) dividends or distributions that have been declared and payable or in arrears and there exists no preemptive or similar right in respect of any Capital Stock of the Company or its Subsidiary. Sections 3. l0(a) and 3.10(b) of the Company Disclosure Schedule accurately list the names of the Option Holders and the SARs Holders, respectively, and the number of Options or SARs, as the case may be, held by each such holder.

(b) The Company does not own any equity interest in any Person, whether directly or indirectly, other than TAC, which is the sole Subsidiary of the Company. All of the Capital Stock of TAC is wholly owned directly by the Company, and is owned free and clear of all Liens. All of the outstanding Capital Stock of TAC is duly authorized, has been validly issued and is fully paid and non-assessable and was issued in compliance with applicable securities laws or exemptions therefrom.

3.11 Books and Records; Organizational Documents.

Copies of the minute books and stock record books of the Company and its Subsidiary (i) have been provided or made available to Purchaser prior to the execution of this Agreement and (ii) are complete and correct in all material respects. The Company has, prior to the execution of this Agreement, provided or made available to Purchaser true and complete copies of the articles of incorporation and bylaws (or similar organizational documents) of the Company and its Subsidiary as amended through the date hereof. Neither the Company nor its Subsidiary is in violation in any material respect of any provisions of its articles of incorporation or bylaws (or similar organizational documents).

3.12 Real Property Interests.

Neither the Company nor its Subsidiary has ever owned any real property. Section 3.12 of the Company Disclosure Schedule sets forth a list of all leases, subleases, or other occupancies used by the Company or its Subsidiary or to which either is a party (the “Real Property Interests”). Each of the Real Property Interests listed and described on Section 3.12 of the Company Disclosure Schedule is in full force and effect, and there is no material default by the Company or its Subsidiary, as the case may be, in respect of any such Real Property Interests. Complete, accurate and current copies of the Real Property Interests have been provided or made available to Purchaser.

3.13 Assets; Personal Property.

(a) The material assets and equipment of the Company and its Subsidiary include all of the material assets and equipment of the Company and its Subsidiary which were used in the conduct of its business as conducted as of September 30,

2006, subject to such changes as have occurred in the ordinary course of business since September 30, 2006. All of such assets necessary for the conduct of the business of the Company and its Subsidiary are, taken as a whole, (i) in normal operating condition, ordinary wear and tear excepted; (ii) not in current need of maintenance or repair, except for ordinary routine maintenance or repairs that are not material in nature or cost; and (iii) adequate and sufficient for the conduct of the business of the Company and its Subsidiary as presently conducted.

(b) Set forth on Section 3.13 of the Company Disclosure Schedule is a list of all equipment, machinery, motor vehicles and other tangible personal property owned or leased by the Company or its Subsidiary and having a depreciated book value per unit in excess of $25,000 (the “Personal Property”). The Company or its Subsidiary, as the case may be, has good title to, or a valid leasehold interest in, all of the Personal Property, free and clear of all Liens other than Permitted Liens.

3.14 Intellectual Property Rights.

(a) Section 3.14(a) of the Company Disclosure Schedule includes a true and complete list of all material Software, except for Standard Software, used by or in connection with the business of the Company and its Subsidiary, identifying which is owned and which is licensed by the Company or its Subsidiary.

(b) Section 3.14(b) of the Company Disclosure Schedule includes a true and complete list of: (i) all United States and foreign registrations and applications for Copyrights, Patents and Trademarks owned by or filed on behalf of the Company or its Subsidiary and (ii) all material unregistered Copyrights and Trademarks owned by the Company or its Subsidiary and used in connection with the business of the Company and its Subsidiary.

(c) None of the Intellectual Property Rights identified on Section 3.14(b) of the Company Disclosure Schedule has been opposed or held unenforceable and, to the Knowledge of the Company, there is no pending interference, cancellation or opposition proceeding or any written claim that such Intellectual Property Rights are unenforceable. To the Knowledge of the Company, each of the aforesaid Intellectual Property Rights is valid, subsisting and enforceable. Each of the Intellectual Property Rights registered by the Company or its Subsidiary is duly registered in the name of the Company or its Subsidiary, as the case may be.

(d) The Company or its Subsidiary owns or has a valid right to use all material Intellectual Property Rights used in the business of the Company and its Subsidiary as presently conducted, free and clear of all Liens (other than Permitted Liens). Except as set forth on Section 3.14(d) of the Company Disclosure Schedule, the Company or its Subsidiary is the owner of and has the right to use the Intellectual Property Rights listed on Section 3.14(b) of the Company Disclosure Schedule without making any payment to others or granting rights to others in exchange therefor.

(c) Section 3.14(c) of the Company Disclosure Schedule lists all material agreements relating to any Intellectual Property Rights to which the Company or its Subsidiary is a party (whether as a licensee or licensor thereunder or otherwise), except for agreements relating to Standard Software and confidentiality and nondisclosure agreements entered into in the ordinary course of business. Other than under such agreements or otherwise as set forth on Section 3.l4(e) of the Company Disclosure Schedule, the Company or its Subsidiary has not entered into any material consent, forbearance to sue, or settlement agreement relating to any Intellectual Property Rights and no Person (other than the Company or its Subsidiary) has any right to use any Intellectual Property Rights owned by the Company or its Subsidiary. No shareholder, director, officer or employee of, or Consultant to, the Company has any right to use, other than in connection with the business activities of the Company and its Subsidiary as presently conducted, any of the Intellectual Property Rights owned by the Company or its Subsidiary.

(f) To the Knowledge of the Company, the operation of the business of the Company and its Subsidiary as currently conducted does not misappropriate, violate, dilute or infringe in any material respect the Intellectual Property Rights of any Person. No proceeding alleging misappropriation, violation, dilution or infringement of the Intellectual Property Rights of any Person is pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiary.

(g) To the Knowledge of the Company, no third party is misappropriating, violating, diluting or infringing in any material respect the Intellectual Property Rights of the Company. No proceeding alleging misappropriation, violation, dilution or infringement of the Intellectual Property Rights of the Company or its Subsidiary is pending or has been threatened by the Company or its Subsidiary against any third party.

(h) Except as set forth on Section 3.14(h) of the Company Disclosure Schedule, the consummation of the Contemplated Transactions will not result in the loss or impairment of the rights of the Company or its Subsidiary to own or use any of the Intellectual Property Rights owned or used by the Company or its Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(i) Except as set forth on Section 3.14(i) of the Company Disclosure Schedule, with respect to any Software owned by the Company or its Subsidiary that constitutes “commercial software” under the applicable FAR, DFARS or the similar acquisition regulations of other applicable United States Governmental Authority:

(i) such Software has been licensed and/or provided to Governmental Authorities of the United States pursuant to the applicable Company’s standard commercial license terms; and

(ii) no such Software was developed by the Company or its Subsidiary pursuant to an agreement with a Governmental Authority of the United States.

(j) No third party possesses any copy of any source code to any Software owned by the Company or its Subsidiary, except as permitted under an agreement set forth on Section 3.14(e) of the Company Disclosure Schedule.

(k) All Intellectual Property Rights identified on Sections 3.14(a) and 3.l4(b) of the Company Disclosure Schedule as owned by the Company or its Subsidiary were either developed by (i) employees of the Company or its Subsidiary within the scope of their employment, (ii) Persons as a “work made for hire” (as defined under 17 U.S.C. § 101) pursuant to written agreements with the Company or its Subsidiary with regard to Copyrights, or (iii) Persons who have assigned all of their rights to the Company or its Subsidiary pursuant to written agreements, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(l) The Company and its Subsidiary have taken reasonable measures to protect the confidentiality of their material Trade Secrets, including requiring employees and independent contractors having access thereto to execute written non-disclosure agreements. To the Knowledge of the Company, no material Trade Secret has been disclosed, or authorized to be disclosed, to any third party other than pursuant to a written non-disclosure agreement that is reasonably designed to protect the proprietary interests of the Company or its Subsidiary in and to such Trade Secrets. To the Knowledge of the Company, no party to any non-disclosure agreement relating to the material Trade Secrets of the Company or its Subsidiary is in breach thereof.

3.15 Contracts and Bids.

(a) Scheduled Contracts. Section 3.15(a) of the Company Disclosure Schedule is a true and complete description of all Scheduled Contracts (as defined below) to which the Company or its Subsidiary is a party, by which the Company or its Subsidiary is bound. For the purposes of this Agreement, the term “Scheduled Contracts” shall mean the following written or oral contracts, agreements, indentures, instruments, commitments and amendments thereof with suppliers, customers, producers, consumers, lenders of the Company or its Subsidiary and other third parties, which are in effect as of the date hereof, and shall specifically exclude Government Contracts:

(i) loan and credit agreements, revolving credit agreements, security agreements, guarantees, notes, agreements evidencing any Lien (other than Permitted Liens), conditional sales agreements, factoring agreements, leasing agreements, sale and leaseback and synthetic lease agreements, or title retention agreements, in each case, in excess of $25,000;

(ii) hedging and similar agreements, in each case, having a value in excess of $25,000;

(iii) sales orders and other contracts and commitments for the future sale by the Company or its Subsidiary of goods, materials, supplies, services or equipment, in each case, involving annual consideration in excess of $50,000;

(iv) purchase orders and other contracts and commitments for the future purchase of materials, supplies, services or equipment by the Company or its Subsidiary, in each case, involving annual consideration in excess of $50,000;

(v) material agreements relating to Intellectual Property Rights listed on Section 3.14(e) of the Company Disclosure Schedule;

(vi) contracts, agreements, indentures, instruments or commitments between the Company or its Subsidiary and Persons with whom the Company is not dealing at arm’s length;

(vii) franchise, distribution, license or consignment contracts or agreements, in each case, involving annual consideration in excess of $25,000;

(viii) sales, agency or advertising contracts or agreements, in each case, involving annual consideration in excess of $25,000;

(ix) leases under which the Company or its Subsidiary is the lessor or lessee other than operating leases that require future payments by the Company or its Subsidiary of less than $25,000 per annum;

(x) management, employment or service contracts or agreements with employees of the Company or its Subsidiary, and contracts and agreements with Consultants, independent contractors and sub-contractors, in each case, providing for annual payments in excess of $100,000;

(xi) any contract with the Company’s Affiliates;

(xii) all non-competition agreements or any other agreements or obligations which purport to limit in any material respect the manner in which, or the localities in which, the business of the Company or its Subsidiary may be conducted;

(xiii) all contracts or other agreements which would prohibit or materially delay the consummation of the Contemplated Transactions; and

(xiv) agreements in settlement of pending or threatened litigation which have any obligations outstanding as of the date hereof.

(b) Status of Scheduled Contracts. Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, each of the Scheduled Contracts is in full force and effect, and:

(i) all of the Scheduled Contracts are binding on the Company or its Subsidiary, as the case may be, and the Company or its Subsidiary, and, to the Knowledge of the Company, the other parties thereto are in compliance in all material respects with the terms and conditions of such Scheduled Contracts;

(ii) neither the Company nor its Subsidiary has received any written notice of deficient performance relating to any Scheduled Contract;

(iii) neither the Company nor its Subsidiary has received any written notices of default or breach under any of the Scheduled Contracts;

(iv) there are no Scheduled Contracts which require the Company or its Subsidiary to be an account party to a letter of credit or bank guarantee which allows the beneficiary to draw funds without the specific consent of the account party; and

(v) originals or true, correct and complete copies of all Scheduled Contracts have been provided or made available to Purchaser.

3.16 Federal and State Government Contracts.

(a) Definitions. Section 3.16(a) of the Company Disclosure Schedule is a true and complete list of all Government Contracts (as defined below) to which the Company or its Subsidiary is a party, by which the Company or its Subsidiary is bound, and which are reasonably expected to have a value in excess of $50,000. The following capitalized terms, when used in this Agreement, shall have the respective meanings set forth below:

(i) “Bid” means any bid, proposal, offer or quotation made by the Company or its Subsidiary, or by a contractor team or joint venture in which the Company or its Subsidiary is participating, that, if accepted, would lead to a Government Prime Contract or a Government Subcontract.

(ii) “Government Contract” means any Government Prime Contract, Government Subcontract, Bid or Teaming Agreement.

(iii) “Government Prime Contract” means any prime contract, blanket purchase agreement, basic ordering agreement, letter contract, purchase order, delivery order, task order, arrangement or other commitment of any kind, on which final payment has not been made, between the Company or its Subsidiary and either the United States Government or a State Government.

(iv) “Government Subcontract” means any subcontract, blanket purchase agreement, basic ordering agreement, letter subcontract, purchase order, delivery order, task order, arrangement or other commitment of any kind, on which final payment has not been made, between the Company or its Subsidiary and any prime contractor to either the United States Government or a State Government or any subcontractor with respect to a Government Prime Contract.

(v) “State Government” means any state, territory or possession of the United States or any department or agency of any of the above with statewide jurisdiction and responsibility.

(vi) “Teaming Agreement” has the same meaning as the term. “Contractor team arrangement,” as defined in Federal Acquisition Regulation (“FAR”) 9.601.

(vii) “United States Government” means the United States Government or any department, agency or instrumentality thereof.

(b) Status of Government Contracts. Except as set forth on Section 3.16(b) of the Company Disclosure Schedule, each of the Government Contracts is in full force and effect, and:

(i) all of the Government Contracts are binding on the Company or its Subsidiary, as the case may be, and the Company or its Subsidiary, and the other parties thereto are in compliance in all material respects with all terms and conditions of such Government Contracts;

(ii) neither the Company nor its Subsidiary has received any written notice of deficient performance or administrative deficiencies relating to any Government Contract;

(iii) neither the Company nor its Subsidiary has received any written notice of any stop work orders, terminations, cure notices, show cause notices or notices of default or breach under any of the Government Contracts, nor, to the Knowledge of the Company, has any such action been threatened;

(iv) there are no Government Contracts which require the Company to be an account party to a letter of credit or bank guarantee which allows the beneficiary to draw funds without the specific consent of the account party;

(v) there are no written claims or requests received by the Company or its Subsidiary for equitable adjustments outstanding under any Government Contract;

(vi) originals or true, correct and complete copies of all Government Contracts have been provided or made available to Purchaser; and

(vii) no material change with respect to any Government Contract is being discussed by the Company or its Subsidiary and the other party or parties thereto.

(c) Certain Matters Relating to Government Contracts.

(i) To the Knowledge of the Company, all representations and certifications executed, acknowledged or set forth in the Government Contracts were current, accurate and complete when made, and the Company or its Subsidiary, as the case may be, has complied in all material respects with all such representations and certifications to the extent they impose ongoing obligations, and the Company or its Subsidiary, as the case may he, has complied in all material respects with all pricing requirements of its Government Contracts.

(ii) None of the Company, its Subsidiary nor, to the Knowledge of the Company, any of their respective directors, officers or employees is (or has been at any time during the past five (5) years) suspended or debarred from doing business with the United States Government or any State Government. To the Knowledge of the Company, there are no circumstances, including criminal or civil fraud or other criminal or civil proceedings against any of the officers, directors or employees of the Company or its Subsidiary, that would warrant the institution of suspension or debarment proceedings against the Company or its Subsidiary.

(iii) None of the Company, its Subsidiary nor, to the Knowledge of the Company, any of their respective directors, officers or employees is (or has been, during any of the last five (5) years) under administrative, civil (including, but not limited to, claims made under the False Claims Act) or criminal investigation, indictment or information, audit or internal investigation with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract.

(iv) Neither the Company nor its Subsidiary has received any written notice of any outstanding claim against the Company or its Subsidiary by the United States Government, any State Government, or any prime contractor, subcontractor, vendor or other third party, arising under or relating to any Government Contract.

(v) Neither the Company nor its Subsidiary has, with respect to any Government Contract, within the past three (3) years, received a material cure notice or material show cause notice advising the Company or its Subsidiary that it was in default or would, if it failed to take remedial action, be in default under such Government Contract.

(vi) Other than routine contract audits by the Defense Contract Audit Agency or an agency Inspector General, in the past three (3) years, neither the Company nor its Subsidiary has been audited by any Governmental Authority.

(vii) Neither the Company nor its Subsidiary has assigned its rights to be paid as a result of performing any Government Contract to any lender or other third party.

3.17 Customers and Suppliers.

(a) Neither the Company nor its Subsidiary has received any written notice that any party to any Scheduled Contract will not do business with the Company or its Subsidiary on substantially the same terms and conditions subsequent to the Closing Date as before such date.

(b) Section 3.17(b) of the Company Disclosure Schedule lists (i) the twenty (20) largest customers of the Company and its Subsidiary on the basis of revenues collected or accrued as reported in the Audited Financial Statements and (ii) the twenty (20) largest suppliers of the Company and its Subsidiary on the basis of cost of goods or services purchased as reported in the Audited Financial Statements. Except as disclosed on Section 3.17(b) of thc Company Disclosure Schedule, no such customer or supplier has ceased or materially reduced its purchases from or sales or provision of services to, as applicable, the Company or its Subsidiary since March 31, 2006 or, to the Knowledge of the Company, has threatened to cease or materially reduce such purchases or sales or provision of services, as applicable, after the date hereof.

3.18 Compliance with Laws.

Except as set forth on Section 3.18 of the Company Disclosure Schedule, and other than with respect to Environmental Laws (which are addressed in Section 3.19) and with respect to Laws concerning labor matters, employee benefit matters and Tax matters (which are addressed in Sections 3.25, 3.26 and 3.27, respectively), since January 1, 2003, each of the Company and its Subsidiary has been, and is, in compliance in all respects with each Law that is or was applicable to it or the conduct or operation of its business or the ownership or use of any of its assets, including, without limitation, the International Traffic in Arms Regulations, 22 C.F.R. 120-130 (“ITAR”) and the Export Administration Regulations. 15 C.F.R. 730-774, except for failures to comply with Laws that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except for events or circumstances that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no event has occurred or circumstance exists that (with or without notice or lapse of time) (a) would constitute or result in a violation by the Company or its Subsidiary of, or failure on the part of the Company or its Subsidiary to comply with, any such applicable Law, or (b) would give rise to any obligation on the part of the Company or its Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature under any such applicable Law. Except as set forth on Section 3.18 of the Company Disclosure Schedule, since January 1, 2004, neither the Company nor its Subsidiary has received any written or, to the Knowledge of the Company, oral notice from any Governmental Authority regarding (a) any actual, alleged, or potential violation of, or failure to comply with, any such applicable Law, or (b) any actual, alleged, or potential obligation on the part of the Company or its Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature under any such applicable Law.

3.19 Environmental Matters.

(a) Except as set forth on Section 3.19(a) of the Company Disclosure Schedule, each of the Company and its Subsidiary has been and is in compliance in all material respects with all applicable Environmental Laws (which compliance includes the possession of all Permits required under applicable Environmental Laws and compliance in all material respects with the terms and conditions thereof), and neither the Company nor its Subsidiary has received any written communication from any Person that alleges that the Company or its Subsidiary is not currently in such compliance with applicable Environmental Laws, and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with such compliance in the future.

(b) Except as set forth on Section 3.19(b) of the Company Disclosure Schedule, there are no Environmental Claims pending or, to the Knowledge of the Company, threatened (i) against the Company or its Subsidiary, or (ii) to the Knowledge of the Company, against any Person whose liability for any such Environmental Claim either the Company or its Subsidiary has or may have retained or assumed either contractually or by operation of law.

(c) Except as set forth on Section 3.19(c) of the Company Disclosure Schedule, to the Knowledge of the Company, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there has been no Release of any Hazardous Substance nor are there any present actions, activities, circumstances, conditions, events or incidences that would be reasonably likely to (i) form the basis of any Environmental Claim against the Company or its Subsidiary or against any Person whose liability for any such Environmental Claim either the Company or its Subsidiary has or may have retained or assumed either contractually or by operation of law or (ii) result in an obligation by the Company or its Subsidiary to undertake Cleanup or a liability to pay Cleanup costs.

(d) The Company has provided or made available to Purchaser true, complete and correct copies of all Phase I and Phase II reports in the possession, custody or control of the Company or its Subsidiary and has provided or made available to Purchaser true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring in the possession, custody or control of the Company or its Subsidiary pertaining to (i) Hazardous Substances in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or its Subsidiary, or (ii) material documents related to the Company’s compliance with Environmental Laws.

(e) This Section 3.19 contains the sole and exclusive representations and warranties of the Company with respect to any environmental matters arising under any Environmental Laws.

3.20 Licenses and Permits.

(a) Except as set forth on Section 3.20(a)(i) of the Company Disclosure Schedule, the Company or its Subsidiary holds all permits, licenses, certificates, approvals, easements, rights-of-way, qualifications and authorizations issued or granted by Governmental Authorities (collectively, the “Permits”) that are necessary to carry on the business of the Company and its Subsidiary as currently conducted and at each location where such business is being conducted, except for where the failure to obtain such Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Section 3.20(a)(ii) of the Company Disclosure Schedule sets forth a list of all material Permits held by the Company or its Subsidiary.

(b) Except as set forth on Section 3.20(b) of the Company Disclosure Schedule, (i) all Permits set forth on Section 3.20(a)(ii) of the Company Disclosure Schedule are in full force and effect and are validly held by the Company or its Subsidiary, as applicable; (ii) neither the Company nor its Subsidiary has engaged in any activity which would cause or permit revocation or suspension of any such Permit, and no action to revoke or suspend any such Permit is pending or, to the Knowledge of the Company, threatened; (iii) there are no existing material defaults or events of default or event or state of facts which with notice or lapse of time or both would constitute a material default by the Company or its Subsidiary, as applicable, under any such Permit; and (iv) neither the Company nor its Subsidiary has received any written notice of violation, alleged violation or revocation with respect to any such Permit from or on behalf of any Governmental Entity that remains unresolved or which has resulted in any material restriction on the permissible operations of the Company or its Subsidiary.

3.21 Security Clearances.

Each of the Company and its Subsidiary has the proper procedures to conduct business of a classified nature up to the level of its current clearances. Except to the extent prohibited by applicable Law, the levels and locations of facility clearances are set forth on Section 3.21 of the Company Disclosure Schedule. Section 3.21 of the Company Disclosure Schedule identifies any employee of the Company or its Subsidiary whose security clearance has been lost or downgraded in the last twenty-four (24) months. Each of the Company and its Subsidiary is in compliance in all material respects with applicable agency security requirements, as appropriate.

3.22 Absence of Certain Business Practices.

During the five (5) years prior to the date hereof, no payment has been made by the Company, its Subsidiary or, to the Knowledge of the Company, any of its officers, employees or agents or any other Person authorized to act, and acting, on behalf of the Company or its Subsidiary has, directly or indirectly (i) given, offered, solicited or agreed to give, offer or solicit any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment, regardless of form and whether in money, property or services, to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company or its Subsidiary in connection with the development, marketing, use, sale or acceptance of products or services of the Company or its Subsidiary (or to assist the Company or its Subsidiary in connection with any actual or proposed transaction relating to the products and services of the Company or its Subsidiary); (ii) used any corporate funds or, to the Knowledge of the Company, any personal funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity; (iii) made any unlawful payment to domestic government officials or employees, or to domestic political parties or campaigns, from corporate funds; (iv) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; (v) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; or (vi) made any false or fictitious entry on the books or records of the Company relating to any such payments.

3.23 Litigation.

(a) Except as set forth on Section 3.23(a) of the Company Disclosure Schedule, there are no:

(i) actions, suits, charges, claims, trials, written demands, arbitrations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company, its Subsidiary or the ESOP or their respective assets, properties or businesses by or before any Governmental Authority;

(ii) to the Knowledge of the Company, investigations by any Governmental Authority of which the Company, its Subsidiary or the ESOP is the subject thereof;

(iii) outstanding judgments, orders, decrees, writs, injunctions, decisions, rulings or awards against the Company, its Subsidiary or the ESOP or their respective assets, properties or businesses issued by any Governmental Authority; or

(iv) audits or reviews of the ESOP or the Trustee, in respect of the ESOP, pending before any Governmental Authority.

(b) Neither the Company nor its Subsidiary is in material default with respect to any outstanding judgment, order, writ, injunction, decision, ruling, decree or award against the Company, its Subsidiary or the ESOP or their respective assets, properties or businesses issued by any Governmental Authority.

(c) Except as set forth on Section 3.23(c) of the Company Disclosure Schedule, since January 1, 2005, neither the Company nor its Subsidiary has entered into any agreements in settlement of pending or threatened litigation, other than settlements in an amount less than $50,000.

3.24 Personnel Matters.

(a) True and complete information concerning the respective salaries, wages, bonus opportunities and other compensation paid by the Company or its Subsidiary during fiscal years 2006 and 2007 of all employees of the Company and its Subsidiary (collectively, “Personnel”) has been provided or made available to Purchaser.

(b) The estimated aggregate amount of the bonuses for fiscal year 2007 are included on Section 3.24(b) of the Company Disclosure Schedule and a description of the bonus plan has been provided or made available to Purchaser.

(c) There are no disputes, charges, claims or grievances pending, or, to the Knowledge of the Company, threatened, by or between the Company or its Subsidiary and current or former employees of the Company or its Subsidiary.

(d) True and complete copies of all written personnel policies and manuals of the Company and its Subsidiary in effect as of the date hereof have been provided or made available to Purchaser.

(e) Except for those matters set forth on Section 3.24(c) of the Company Disclosure Schedule, neither the Company nor its Subsidiary is a party to any:

(i) management, employment, consulting or other agreement with any Personnel or other Person providing for employment or for severance benefits, whether or not conditioned upon a change in control of the Company or its Subsidiary;

(ii) bonus, incentive, deferred compensation, severance pay, profit-sharing, stock purchase, stock option, benefit or similar plan, agreement or arrangement; or

(iii) other employment contract, non-competition agreement or other compensation agreement or arrangement with any current employee of the Company or its Subsidiary (excluding non-disclosure agreements or other agreements relating to the protection of confidential or proprietary information of the Company or its Subsidiary).

3.25 Labor Matters.

Except as set forth on Section 3.25(a) of the Company Disclosure Schedule:

(a) Neither the Company nor its Subsidiary is a party to, or bound by, any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization, works council or other employee organization organized for the purpose of bargaining or negotiating with the Company or its Subsidiary (and no such agreement is currently under discussion by management); there are no labor agreements, collective bargaining agreements or any other labor-related agreements or arrangements that pertain to any of the employees of the Company or its Subsidiary; and no employees of the Company or its Subsidiary are represented by any labor organization with respect to their employment with the Company or its Subsidiary.

(b) No labor union, labor organization, works council, or group of employees of the Company or its Subsidiary has made a pending demand for recognition or certification as a bargaining representative, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, domestic or foreign. To the Knowledge of the Company, there are no labor union organizing activities with respect to any employees of the Company or its Subsidiary.

(c) There has been no actual or, to the Knowledge of the Company, threatened arbitrations, grievances, labor disputes, strikes, lockouts, slowdowns or work stoppages against the Company or its Subsidiary.

(d) None of the Company, its Subsidiary nor any of their respective employees, agents or representatives have committed any material unfair labor practice as defined in the National Labor Relations Act or similar law, and are not the subject of any order of the National Labor Relations Board or other labor board or administration or any unfair labor practice decision.

(e) Each of the Company and its Subsidiary is in material compliance with all Laws respecting employment and employment practices, including without limitation all Laws respecting terms and conditions of employment, affirmative action, equal employment opportunity, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, plant closures and layoffs, workers compensation, labor relations, employee leave issues and unemployment insurance.

(f) Neither the Company nor its Subsidiary is delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(g) Neither the Company nor its Subsidiary has received (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them; (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement; (iii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission (the “EEOC”) or any other Governmental Authority responsible for the prevention of unlawful employment practices; (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, affirmative action, equal opportunity, wages and hours of work, child labor, immigration, or occupational safety and health Laws, including without limitation the Office of Federal Contract Compliance Programs or the EEOC, to conduct an investigation with respect to or relating to them or notice that such investigation is in progress; or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any court or administrative forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any applicable law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(h) Each of the Company and its Subsidiary is, and has been, in compliance with all notice and other requirements under the Workers’ Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local law relating to plant closings and layoffs.

(i) To the Knowledge of the Company, no employee of the Company or its Subsidiary is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or (ii) to the knowledge or use of Trade Secrets or proprietary information.

(j) The Company has received no notification or communication that any current executive or Key Employee intends to terminate his or her employment.

(k) The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any collective bargaining agreement, employment agreement, consulting agreement or any other labor-related agreement to which the Company or its Subsidiary is a party.

3.26 Employee Benefit Matters.

(a) The following capitalized terms when used in this Agreement have the respective meanings set forth below:

(i) “ERISA” means the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time, as well as any rules and regulations promulgated thereunder by any Governmental Authority, as from time to time in effect.

(ii) “ERISA Affiliate” means a corporation which is a member of a controlled group of corporations with the Company within the meaning of Code Section 414(b), a trade or business which is under common control with the Company within the meaning of Code Section 414(c), or a member of an affiliated service group with the Company within the meaning of Code Sections 4l4(m) or (o).

(iii) “PBGC” means the Pension Benefit Guaranty Corporation.

(iv) “Pension Plan” means any employee pension benefit plan as defined in ERISA Section 3(2) which is established or maintained by the Company or any ERISA Affiliate.

(v) “Plan” means any Pension Plan, any Welfare Plan, including any multiemployer plan (as defined in ERISA Section 3(37) or 4001 (a)(3)), and any employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option or severance or termination pay plan, program, agreement or arrangement maintained by the Company or its Subsidiary or to which the Company or its Subsidiary has an obligation to contribute.

(vi) “Welfare Plan” means any employee welfare benefit plan (as defined in ERISA Section 3(1)) which is established or maintained by the Company or its Subsidiary.

(b) All Plans are set forth on Section 3.26(b) of the Company Disclosure Schedule. All fringe benefit plans, arrangements or practices, or other employee compensation or employee benefit plans, arrangements or practices maintained by the Company or its Subsidiary not otherwise identified as a Plan under the preceding sentence are separately identified on Section 3.26(b) of the Company Disclosure Schedule (referred to below as “Fringe Benefit Plans”).

(c) To the Knowledge of the Company, no prohibited transaction within the meaning of ERISA Section 406 or Code Section 4975 has occurred or is continuing with respect to any Plan, other than transactions to which a statutory or administrative exemption applies. To the Knowledge of the Company, no breach of fiduciary duty under ERISA Section 404 has occurred or is continuing with respect to any Plan that would reasonably be expected to result in a material Tax or penalty to the Company or its Subsidiary or any current or former employee or officer of the Company or its Subsidiary.

(d) There is no written or unwritten agreement or commitment to the effect that any Plan or Fringe Benefit Plan identified on Section 3.26(b) of the Company Disclosure Schedule cannot be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without liability to the Company, its Subsidiary or Purchaser (other than ordinary administration expenses typically incurred in a termination event).

(e) Neither the Company nor its Subsidiary has, at any time within six (6) years prior to the Closing Date, sponsored, maintained or contributed to a Plan which is subject to Title IV of ERISA, ERISA Section 302 or Code Section 412, or a multiemployer plan (as defined in ERISA Section 3(37) or 4001 (a)(3)), or to a voluntary employees’ beneficiary association, as defined in Code Section 501 (c)(9). Neither the Company nor any ERISA Affiliate has incurred any Liability to the PBGC (other than premium payments) or otherwise under Title IV of ERISA (including withdrawal Liability) that has not been satisfied in full.

(f) No charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand with respect to any Plan or Fringe Benefit Plan or to the administration or the investment of the assets of any Plan or Fringe Benefit Plan (other than routine claims for benefits) is pending or (to the Knowledge of the Company) threatened that would reasonably be expected to result in a material Liability to the Company.

(g) Except to the extent such failure would not result in a material liability to the Company, all contributions (including all employer contributions and employee contributions) which have been required to have been paid to each Plan have been paid within the time required by such Plan or applicable Laws.

(h) Each of the Plans materially complies in form with the applicable provisions of Law, including where applicable ERISA and the Code, and has been administered in material compliance with its terms and with the applicable provisions of Law, including where applicable ERISA and the Code. All annual and other reports required to be filed with respect to the Plans under ERISA or the Code have been timely filed. A favorable determination letter or opinion letter as to the qualification under Code

Section 40l(a) of each Plan which is a Pension Plan has been issued by the Internal Revenue Service (“IRS”), and, to the Knowledge of the Company, no event has occurred that is likely to result in disqualification of such Pension Plan.

(i) Each Plan which is a Welfare Plan providing medical benefits has been maintained, in form and in operation, in material compliance with the applicable continuation coverage provisions of Code Section 4980B, the corresponding provisions of ERISA, and any applicable state laws or regulations.

(j) The Company has provided or made available to Purchaser correct and complete copies of (i) plan documents and summary plan descriptions, if any, with respect to each Plan and Fringe Benefit Plan, and any amendments and modifications thereto; (ii) the most recent determination letter, if any, received from the IRS with respect to any Plan which is a Pension Plan; (iii) the two most recent Form 5500 Annual Reports, if any, filed for each Plan; (iv) a copy of the most recent actuarial report and financial statement with respect to each Plan (if any, and if not already otherwise subject to any of the foregoing clauses (i) through (iii)); and (v) all material related documents, agreements, insurance contracts and participant communications for each Plan and Fringe Benefit Plan. For any Plan or material Fringe Benefit Plan for which a plan document does not exist, the Company has provided or made available to Purchaser a written description of the material features thereof.

(k) No Plan which is a Welfare Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for any Personnel or former Personnel for time periods extending beyond termination of employment, other than coverage mandated by Laws. In addition, each Plan which is a group health plan, as defined under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), is in material compliance with the applicable privacy rules as set forth in HIPAA.

(l) Except as set forth on Section 3.26(1) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or director of the Company or its Subsidiary to severance pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such current or former employee or director. Neither the Company nor its Subsidiary is a party to any agreement, contract or arrangement that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(m) Neither the Company nor its Subsidiary has any formal plan or commitment, whether legally binding or not, to create any additional Plan or Fringe Benefit Plan or modify or change any existing Plan or Fringe Benefit Plan that would materially increase the cost to the Company or its Subsidiary.

(n) Neither the Company nor its Subsidiary has used the services or workers provided by third party contract labor suppliers, temporary employees, such

“leased employees.” or individuals who have provided services as independent contractors to an extent that would reasonably be expected to result in the disqualification of any Plan or the imposition of penalties or excise taxes with respect to any Plan by the IRS, the Department of Labor, the PBGC, or any other Governmental Authority.

(o) Neither the Company nor any of its ERISA Affiliates is a party to any agreement, whether written or unwritten, with the PBGC, the IRS or the Department of Labor.

(p) Neither the Company nor its Subsidiary maintains a Plan or Fringe Benefit Plan established or maintained outside of the United States of America primarily for the benefit of employees of the Company or its Subsidiary residing outside the United States of America.

3.27 Tax Matters.

(a) (i) All Tax Returns required to be filed by or on behalf of the Company or its Subsidiary have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of lime in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects; and (ii) all Taxes shown as due on such Tax Returns have been fully and timely paid. With respect to any period for which such Tax Returns have not yet been filed or for which such Taxes are not yet due or owing, the Company or its Subsidiary has made adequate accruals for such Taxes on the Financial Statements as required by GAAP. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest payable by the Company or its Subsidiary have been made by or on behalf of the Company or its Subsidiary.

(b) Each of the Company and its Subsidiary has complied with all applicable Tax Laws relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Tax laws.

(c) No claim has been made by a Taxing Authority in a jurisdiction where the Company or its Subsidiary does not file Tax Returns such that the Company or its Subsidiary is or may be subject to taxation in any such jurisdiction.

(d) No federal, state, local or foreign audits, examinations, investigations or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns filed by or on behalf of the Company or its Subsidiary.

(e) None of the Company, its Subsidiary or any other Person on behalf thereof has (i) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, (ii) granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid, or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(f) Neither the Company nor its Subsidiary is a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written).

(g) There are no Liens as a result of any unpaid Taxes upon any of the assets of the Company or its Subsidiary.

(h) Neither the Company nor its Subsidiary has been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes.

(i) None of the assets of the Company or any Subsidiary thereof are (i) required, pursuant to Section 168(g) of the Code, to be depreciated under the “alternative depreciation system” within the meaning of Section 168(g)(2) of the Code, (ii) subject to the provisions of Section 168(f) of the Code, or (iii) subject to a tax benefit transfer lease subject to the provisions of former Section 168(l)(8) of the Code.

(j) Neither the Company nor its Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(k) Neither the Company nor its Subsidiary has participated in any way (i) in any “tax shelter” within the meaning of Section 6111 (as in effect prior to the enactment of P.L. 108-357 or any comparable laws of jurisdictions other than the United States) of the Code or (ii) in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (as in effect at the relevant time) (or any comparable regulations of jurisdictions other than the United States), other than transactions resulting in a “book-tax” difference within the meaning of Treasury Regulation Section 1.6011-4(b)(6).

(l) The Company is and has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code, and the comparable provisions of any relevant Tax Law in each state or local jurisdiction in which the Company is obligated to file income Tax Returns, at all times up to and including the Closing Date since April 1, 2001.

(m) The Company has made a valid election with respect to its Subsidiary to treat it as a qualified subchapter S subsidiary within the meaning of Section l361(b)(3)(B), and the Company’s Subsidiary is and has been a qualified subchapter S subsidiary within the meaning of Section 1361(b)(3)(B), and the comparable provisions of any relevant Tax Law in each state or local jurisdiction in which it is obligated to file income Tax Returns, at all times up to and including the Closing Date since December 28, 2002.

3.28 Insurance.

Section 3.28 of the Company Disclosure Schedule contains an accurate and complete (i) list of all policies of insurance providing coverage in favor of the Company or its Subsidiary or any of their respective properties and assets as of the date hereof and (ii) list of the premiums, policy limits, deductibles, type of coverage and dates of coverage in respect of each such policy. Section 3.28 of the Company Disclosure Schedule contains a true and complete list of all claims in excess of $5,000 made since January 1, 2004 under any of the policies or their predecessors listed on Section 3.28 of the Company Disclosure Schedule. All such policies are in full force and effect, all premiums with respect thereto have been paid when due and no written notice of cancellation or termination has been received by the Company with respect to any such policy. Each of the Company and its Subsidiary has complied in all material respects with the provisions of such policies, such policies, taken as a whole, are sufficient for compliance in all material respects with all requirements of Law and of all Scheduled Contracts. Section 3.28 of the Company Disclosure Schedule also identifies all risks as to which the Company or its Subsidiary is self-insured. Since January 1, 2004, neither the Company nor its Subsidiary has been refused renewal of any policy of insurance providing coverage in favor of its assets or operations.

3.29 Bank Accounts.

Section 3.29 of the Company Disclosure Schedule sets forth the name of each Person with whom the Company or its Subsidiary maintains as of the date hereof a bank account or safety deposit box.

3.30 Powers of Attorney.

Neither the Company nor its Subsidiary has given any irrevocable power of attorney (other than such powers of attorney given in the ordinary course of business with respect to routine matters or as may be necessary or desirable in connection with the consummation of the Contemplated Transactions) to any Person for any purpose whatsoever with respect to the Company or its Subsidiary.

3.31 No Broker.

Except for the BB&T Payment, neither the Company, its Subsidiary nor any director, officer, employee or agent of the Company or its Subsidiary has employed or incurred any Liability to any broker, finder, investment banker or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to this Agreement or the Contemplated Transactions.

3.32 Privacy.

To the Knowledge of the Company (i) each of the Company and its Subsidiary has at all limes complied in all material respects with all applicable Laws relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of its operations; (ii) each of the Company and its Subsidiary has at all times complied in all material respects with all rules, policies and procedures established by the Company from lime to time with respect to privacy, publicity, data protection or collection and use of personal information and user information and data gathered or accessed in the course of the business of the Company and its Subsidiary; and (iii) except as set forth on Section 3.32 of the Company Disclosure Schedule, no claims alleging a violation of a Person’s privacy, personal or confidentiality rights under any such rules, policies or procedures have been asserted or threatened against the Company or its Subsidiary. With respect to all personal and user information described in this Section 3.32, the Company and its Subsidiary have at all times taken all steps reasonably necessary (including without limitation implementing and monitoring compliance with adequate measures with respect to technical and physical security and such other steps as are required by Laws) to ensure that the information is protected in all material respects against loss and against unauthorized access, use, modification, disclosure or other misuse. To the Knowledge of the Company, there has been no unauthorized access to. nor other misuse of any such information or data.

3.33 Full Disclosure.

No representation or warranty by the Company in this Agreement and no statement by the Company contained in the Company Disclosure Schedule, considered as a whole with all other representations, warranties and statements, contains or will contain any untrue statement of material fact, or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the representations, warranties and statements herein or therein not misleading.

3.34 Opinion of Financial Advisor.

On or prior to the date hereof, the Board of Directors of the Company has received a written opinion of its financial advisor, BB&T Capital Markets | Windsor Group, to the effect that, as of the date of this Agreement, the Total Consideration is fair to the stockholders of the Company from a financial point of view.

3.35 Certain Representations.

Without limiting Section 3.26:

(a) The ESOP is, and at all times since inception has been, maintained, administered and operated in material compliance with its terms and with the requirements prescribed by any and all applicable Laws, including, without limitation, ERISA and the Code. Any and all amendments and actions required to bring the ESOP into conformity with the applicable provisions of ERISA, the Code and other applicable Law have been made or taken within the time prescribed by Law. Any amendments or actions that are not required by Law to be made or taken until after the Closing Date with respect to the ESOP are disclosed on Section 3.35 of the Company Disclosure Schedule. All Tax Returns, information returns, reports and information relating to the ESOP required to be filed with any Governmental Authority have been properly filed. All notices, statements, reports and other disclosure required to be given or made to participants in the ESOP or their beneficiaries have been timely disclosed or provided. Furthermore, no event or omission has occurred in connection with the ESOP that would reasonably be expected to subject the Company or its Subsidiary to a material fine, penalty, tax or similar liability, whether pursuant to any agreement, instrument, indemnification obligation, statute, regulation, rule of law or otherwise, including, but not limited to, a Tax under Chapter 43 of Subtitle D of the Code or a civil penalty under Section 502(i) or 502(l) of ERISA.

(b) The ESOP is, and at all times since inception has been, qualified under Section 401(a) of the Code, and its related trust is, and at all times since inception has been, exempt from taxation under Section 501(a) of the Code. Nothing has occurred since the most recent favorable determination letter issued with respect to the ESOP that would cause the ESOP to lose its ability to rely on such determination letter or would cause the IRS to revoke such determination letter.

(c) As of the Closing Date, except as otherwise provided in this Agreement (including Section 6.1(b)), neither Purchaser nor the Company will have any liability (whether actual or contingent or direct or indirect) for any contribution or similar payment (or for the failure to make any contribution or similar payment) with respect to the ESOP.

(d) Except for forfeitures pending allocation in accordance with the terms of the ESOP, all Shares held by the ESOP have been allocated to its participants’ accounts.

(e) There are no outstanding loans to the ESOP.

ARTICLE IV

Representations and Warranties of the Trustee, on behalf of the ESOP

Except as set forth in the Company Disclosure Schedule and except with respect to the New Debt Financing, the Trustee, on behalf of the ESOP, represents and warrants to Purchaser as follows:

4.1 Organization and Power.

The Trustee, on behalf of the ESOP, has full power and authority to execute, deliver and perform this Agreement and the other Transaction Documents to which it is a party.

4.2 Authorization; Enforceability.

(a) This Agreement has been, and, as of the Closing, each of the Transaction Documents to which the Trustee, on behalf of the ESOP, is a party will be, duly authorized, executed and delivered by the Trustee, and constitutes, or as of the Closing Date will constitute, (assuming due authorization, execution and delivery of the other parties hereto and thereto) valid and legally binding agreements of the Trustee, enforceable against the Trustee in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The execution, delivery and performance by the Trustee, on behalf of the ESOP, of this Agreement and each of the Transaction Documents to which the Trustee is a party, and the consummation by the Trustee, on behalf of the ESOP, of the Contemplated Transactions, have been duly authorized by all necessary action on the part of the Trustee, on behalf of the ESOP, and no other action on the part of the ESOP, the Trustee, the Plan Administrator, any participant in the ESOP (or any beneficiary thereof) or any other Person is necessary to authorize the execution and delivery by the Trustee of this Agreement or any of the other Transaction Documents to which the Trustee, on behalf of the ESOP, is a party or the consummation by the Trustee, on behalf of the ESOP, of the Contemplated Transactions.

4.3 Title to Shares.

The Shares are owned by the ESOP free and clear of any Liens.

4.4 No Violation.

None of the execution, delivery and performance of this Agreement, or any of the other Transaction Documents to which the Trustee, on behalf of the ESOP, is a party, by the Trustee, on behalf of the ESOP, or the consummation of the Contemplated Transactions will (i) conflict with or violate, as applicable, any provision of an ESOP plan document or the Trust Agreement; (ii) result in the creation of, or require the creation of, any Lien upon any of the Shares; (iii) result in the (x) breach, termination, cancellation, modification, amendment, violation or renegotiation of any contract, agreement, indenture, instrument, or commitment to which the ESOP is a party or by which its assets are bound, or (y) acceleration or forfeiture of any term of payment of any such contract, agreement, indenture, instrument or commitment; or (iv) violate any Law applicable to the ESOP, except, in the case of clauses (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Trustee, on behalf of the ESOP, to consummate the Contemplated Transactions.

4.5 Interests in the Company.

The ESOP has no interest, other than as a shareholder of the Company, (a) in any property, real or personal, tangible or intangible, used in the business of the Company and its Subsidiary, or (b) in any material agreement, contract, binding arrangement or obligation relating to the Company and its Subsidiary or their present operations. Except for transactions contemplated by the ESOP plan documents or the Trust Agreement, there are no agreements between the Company or its Subsidiary, on the one hand, and the ESOP or any Affiliates thereof, on the other hand.

4.6 Opinion of Financial Advisor.

On the date hereof, the ESOP has received an oral opinion of its financial advisor, Willamette Management Associates, to the effect that, as of the date hereof (and assuming the consummation of the Contemplated Transaction was effected as of the date hereof), (i) the sale of the Shares held by the ESOP is for adequate consideration (within the meaning of Section 3(18) of ERISA) and (ii) the Total Consideration is fair to the stockholders of the Company from a financial point of view.

4.7 No Prohibited Transaction.

Assuming the Total Consideration will be at least adequate consideration (within the meaning of ERISA Section 3(18)), the consummation of the Contemplated Transactions, if effected as of the date hereof, would not constitute a prohibited transaction (within the meaning of Code Section 4975 or ERISA Section 406).

ARTICLE V

Representations and Warranties of Purchaser

Except as set forth in the Purchaser Disclosure Schedule, Purchaser represents and warrants to the ESOP and the Company as follows:

5.1 Organization and Power.

Purchaser (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware; (ii) has full corporate power and authority to execute, deliver and perform this Agreement and the other Transaction Documents to which it is a party; (iii) has all requisite corporate power and authority to own and operate its properties and to carry out the businesses in which it is engaged; and

(iv) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction where its ownership of property or the conduct of its business requires such qualification, other than jurisdictions in which the failure to so qualify would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Contemplated Transactions.

5.2 Authorization and Enforceability.

(a) This Agreement has been, and, as of the Closing, each of the Transaction Documents to which Purchaser is a party will be, duly authorized, executed and delivered by Purchaser, and constitutes, or as of the Closing Date will constitute, (assuming due authorization, execution and delivery by the other parties hereto and thereto) valid and legally binding agreements of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The execution, delivery and performance by Purchaser of this Agreement and each of the Transaction Documents to which Purchaser is a party, and the consummation by Purchaser of the Contemplated Transactions, have been duly authorized by the Board of Directors of Purchaser and no other action on the part of Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement or any of the other Transaction Documents to which Purchaser is a party or the consummation by Purchaser of the Contemplated Transactions.

5.3 No Violation.

None of the execution, delivery and performance of this Agreement, or any of the other Transaction Documents to which Purchaser is a party, by Purchaser or the consummation of the Contemplated Transactions will (i) conflict with or violate, as applicable, any provision of the articles of incorporation, any bylaw or any other corporate charter or document of Purchaser; (ii) result in the (x) breach, termination, cancellation, modification, amendment, violation or renegotiation of any contract, agreement, indenture, instrument, or commitment to which Purchaser is a party or by which its assets are bound, or (y) acceleration or forfeiture of any term of payment of any such contract, agreement, indenture, instrument or commitment (subject, in each case, to receipt of the Purchaser Required Consents); or (iii) violate any Law applicable to Purchaser (subject to receipt of the Purchaser Required Governmental Approvals), except, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Contemplated Transactions.

5.4 Consents and Approvals.

(a) Except for the filings and approvals set forth on Section 5.4(a) of Purchaser Disclosure Schedule (the “Purchaser Required Governmental Approvals”), none of the execution, delivery and performance by Purchaser of this Agreement and the

Transaction Documents to which Purchaser is a party, nor the consummation of the Contemplated Transactions, will require Purchaser to obtain the approval or consent of, or make any declaration, filing or registration with, any Governmental Authority.

(b) Except for the consents or approvals set forth on Section 5.4(b) of Purchaser Disclosure Schedule (the “Purchaser Required Consents”), none of the execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which Purchaser is a party, nor the consummation of the Contemplated Transactions, will require the consent or approval of any Person (other than any Governmental Authority, which arc addressed in Section 5.4(a)) under any contract, agreement, indenture, instrument or commitment.

5.5 Litigation.

There arc no:

(a) actions, suits, charges, claims, trials, written demands, arbitrations or other proceedings pending or, to the Knowledge of Purchaser, threatened against or with respect to Purchaser by or before any Governmental Authority;

(b) to the Knowledge of Purchaser, investigations by any Governmental Authority of which Purchaser is the subject thereof; or

(c) outstanding judgments, orders, decrees, writs, injunctions, decisions, rulings or awards against Purchaser or its properties or business issued by any Governmental Authority.

5.6 Financial Capacity.

Purchaser has access to sufficient funds, which may include binding commitments, to pay the Total Consideration and all other payments Purchaser is required or may be required to pay to or on behalf of the ESOP and the Company under this Agreement or any of the other Transaction Documents.

5.7 No Broker.

Neither Purchaser, its Affiliates nor any director, officer, employee or agent of Purchaser or its Affiliates has employed or incurred any Liability to any broker, finder, investment banker or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to this Agreement or the Contemplated Transactions.

5.8 Full Disclosure.

No representation or warranty by Purchaser in this Agreement and no statement contained in the Purchaser Disclosure Schedule, considered as a whole with all other representations, warranties and statements, contains or will contain any untrue statement of material fact, or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the representations, warranties and statements herein or therein not misleading.

ARTICLE VI

Covenants

6.1 Conduct of the Company and its Subsidiary Prior to the Closing.

The Company covenants and agrees that, except (i) as expressly contemplated by this Agreement or any of the other Transaction Documents or (ii) as agreed in writing by Purchaser (such agreement not to be unreasonably withheld, conditioned or delayed), after the date hereof, and prior to the Closing Date:

(a) the business of the Company and its Subsidiary shall be conducted only in the ordinary course and, to the extent consistent therewith, the Company shall, and shall cause its Subsidiary to, use commercially reasonable efforts to preserve its business organization intact and maintain existing relations with material customers, suppliers, employees, creditors, business partners and others having significant business dealings with them;

(b) the Company shall not, and shall cause its Subsidiary not to (i) amend its articles of incorporation or bylaws or similar organizational documents; (ii) declare, set aside or pay any dividend or other distribution in anything other than the marketable securities (or the cash equivalent thereof) held in the Company’s account #0110-001 at Merrill Lynch, which the Company shall declare and pay to the ESOP prior to or at the Closing but only to the extent that the aggregate amount of any such distributions does not exceed the Holdback Amount (it being agreed that the Company shall not transfer or deposit any funds or other assets of the Company or its Subsidiary in or to, or from or out of, such account from and after the date hereof, and the Company hereby represents that it has not made any transfer or deposit of funds or other assets of the Company or its Subsidiary in or to, or from or out of, such account within the sixty (60) days preceding the date of this Agreement); (iii) issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of, Capital Stock of the Company or its Subsidiary; (iv) split, combine or reclassify the outstanding Capital Stock of the Company or its Subsidiary; or (v) redeem, purchase or otherwise acquire directly or indirectly any of its Capital Stock or any instrument or security which consists of or includes a right to acquire such Capital Stock;

(c) the Company shall not, and shall cause its Subsidiary not to, transfer, lease, license, sell, mortgage, pledge, dispose of, or subject to any Lien (other then Permitted Liens) any assets, except, in each case, (i) in the ordinary course of business, (ii) dispositions of obsolete and immaterial assets, or (iii) pursuant to the terms of any Scheduled Contract;

(d) the Company shall not, and shall cause its Subsidiary not to, acquire (i) by merging or consolidating with, or by purchasing an equity interest or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets except purchases of assets in the ordinary course of business or which do not individually or in the aggregate exceed $25,000;

(e) the Company shall not, and shall cause its Subsidiary not to (i) grant any increase in the compensation or benefits payable or to become payable by the Company or its Subsidiary to any of their respective officers, directors or key employees, except as (x) specifically set forth on Section 6.1(e) of the Company Disclosure Schedule, (y) required by existing contracts or by compensation policies which are consistent with past practices or (z) required by Law or (A) enter into or adopt any new or (B) except as required by Law, amend, or otherwise increase, or accelerate the payment or vesting of any benefit or amount which shall become due and payable under, or make any discretionary payment under, any, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, or other contract, agreement, commitment, binding arrangement, plan, trust fund or policy maintained or contributed to or entered into by the Company or its Subsidiary, including, without limitation, the ESOP, or (ii) enter into any employment (other than “at will”) or severance agreement with or, except consistent with past practices, grant any severance or termination pay to any officer, director or key employee of the Company or its Subsidiary;

(f) the Company shall not, and shall cause its Subsidiary not to, except in the ordinary course of business or as required by Law, enter into new contracts, materially amend or terminate any Scheduled Contract or Government Contract (provided that the foregoing shall not prohibit allowing a Scheduled Contract or Government Contract to lapse at the end of the current term thereof);

(g) the Company shall maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for companies engaged in the business of the Company and its Subsidiary consistent with past practice;

(h) the Company shall not, and shall cause its Subsidiary not to, (i) incur any Indebtedness, other than any Outstanding Revolver Indebtedness and any Indebtedness under the New Debt Financing, of the types described in clauses (a), (b) and (d) of the definition of Indebtedness; (ii) assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person; (iii) make any loans, advances or capital contributions to any other Person, except for advances of expenses to employees of the Company or its Subsidiary in the ordinary course of business; or (iv) make any new capital expenditure or expenditures other than capital expenditures not in excess of $100,000 in the aggregate;

(i) the Company shall not, and shall cause its Subsidiary not to, waive or cancel any claim, account receivable or trade account involving amounts in excess of $25,000 in the aggregate;

(j) the Company shall not, and shall cause its Subsidiary not to, change in any material respect its pricing, credit or payment policies;

(k) the Company shall not, and shall cause its Subsidiary not to change any of the accounting principles used by them except as required by Law, Securities and Exchange Commission rule, regulation or guideline or GAAP;

(l) the Company shall not, and shall cause its Subsidiary not to (i) change any Tax accounting methods, policies or practices, except as required by a change in GAAP or the Securities and Exchange Commission rules, regulations or guidelines or applicable Law, (ii) make, revoke, or amend any material Tax election, (iii) file any amended Tax Return, (iv) enter into any closing agreement affecting any Tax liability or refund, (v) settle or compromise any Tax liability or refund, or (vi) extend or waive the application of any statute of limitations regarding the assessment or collection of any Tax (except for extensions that result from filing Tax Returns by the extended due date);

(m) the Company shall not, and shall cause its Subsidiary not to, pay, discharge or satisfy any Liability in excess of $25,000 in the aggregate, other than the payment, discharge or satisfaction of any such Liabilities, (i) in the ordinary course of business consistent with past practice or (ii) pursuant to any contract existing as of the date hereof; provided, however, that notwithstanding the foregoing, the Company shall be entitled to pay on a timely basis all fees and expenses related to this Agreement and the Contemplated Transactions;

(n) the Company shall not, and shall cause its Subsidiary not to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiary;

(o) except as set forth on Section 6.1(o) of the Company Disclosure Schedule, the Company shall not, and shall cause its Subsidiary not to, materially amend, or renew, terminate or cause to be extended, any lease, agreement or binding arrangement relating to any of their respective leased real properties or enter into any lease, agreement or binding arrangement with respect to any real property;

(p) the Company shall, and shall cause its Subsidiary to, use commercially reasonable efforts to maintain in effect all material Permits listed on Section 3.20(a) of the Company Disclosure Schedule;

(q) subject to the other restrictions set forth in this Section 6.1, the Company shall not, and shall cause its Subsidiary not to, enter into any agreement or binding arrangement with the ESOP other than such agreements and binding arrangements as are entered into in the ordinary course of business and which have been negotiated on an arm’s-length basis and are no less favorable to the Company or its Subsidiary than the Company or its Subsidiary would have obtained from an unaffiliated third party; provided that the Company shall have notified Purchaser in writing prior to entering into any such agreement or binding arrangement;

(r) the Company shall not, and the Company shall cause its Subsidiary not to, take any action that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and

(s) the Company shall not, and the Company shall cause its Subsidiary not to, enter into any agreement, contract, commitment or binding arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

6.2 Access to Information Prior to the Closing.

During the period from the date hereof through the Closing Date, the Company shall give Purchaser and its Affiliates and their respective Representatives reasonable access during regular business hours to all offices, facilities, books and records of the Company and its Subsidiary as Purchaser may reasonably request including for the purpose of conducting environmental site assessments as may be reasonably requested for purposes of obtaining the Environmental Insurance Policy; provided, however, that (a) Purchaser and its Affiliates and their respective Representatives shall take such action as is deemed necessary in the reasonable judgment of the Company to schedule such access and visits through designated officers of the Company in such a way as to avoid disrupting the normal business of the Company, (b) the Company shall not be required to take any action which would constitute a waiver of the attorney-client or other privilege and (c) the Company need not supply Purchaser with any information which, in the reasonable judgment of the Company, it is under a contractual or legal obligation not to supply, including without limitation as a result of any governmental or defense industrial security clearance requirement or program requirements of any Governmental Authority prohibiting certain Persons from sharing information; provided, however, that the Company will use its commercially reasonable efforts to enable Purchaser to receive such information.

6.3 Confidentiality.

(a) Between the date hereof and the Closing Date, Purchaser, the ESOP and the Company will maintain in confidence, and shall use commercially reasonable efforts to cause their respective Representatives, as the case may be, to maintain in strict confidence, and not use to the detriment of another party hereto (i) any oral or other information regarding the existence, content or status of the Transaction Documents, including the terms and conditions hereof and thereof, and the Contemplated Transactions, and (ii) any written, oral or other information obtained in confidence from another party hereto in connection with this Agreement or the Contemplated Transactions, unless (x) such information becomes publicly available through no breach of this Section 6.3 by such party, (y) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Contemplated Transactions or (z) the furnishing or use of such information is required by legal proceedings or applicable Law. Notwithstanding anything to the contrary contained in this Agreement or the Confidentiality Agreement, Purchaser and its Affiliates shall be entitled to disclose (i) any information regarding the existence, content or status of the

Transaction Documents, including the terms and conditions hereof and thereof, and the Contemplated Transactions, and (ii) any information obtained in confidence from another party hereto in connection with this Agreement or the Contemplated Transactions to any debt or equity financing source and its Representatives; provided that any such financing source shall have entered into a customary confidentiality or other nondisclosure agreement that is not materially less restrictive of such financial source than the terms of the Confidentiality Agreement.

(b) If the Contemplated Transactions are not consummated, the terms of the Confidentiality Agreement shall govern the return or destruction of confidential information.

6.4 Consents and Approvals.

(a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable efforts to take, or cause to be taken, at the earliest practicable date and prior to Closing, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Contemplated Transactions, including without limitation (i) using its reasonable efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities, including, without limitation, all clearances under the IISR Act, and parties to contracts with the Company as are necessary for the consummation of the Contemplated Transactions; (ii) the execution and delivery of any further instruments or documents which are reasonably requested by a party or counsel to any party signatory hereto in order to satisfy the conditions in Article VII; and (iii) to continue the Company’s facility security clearances with regard to the Defense Security Service through a Special Security Agreement; provided that the actions required by this Section 6.4 shall not require, with respect to Purchaser or any of its Affiliates, (x) proposing, negotiating, committing to or effecting, by consent decree, hold separate order, or otherwise, the holding of the assets of the Company or its Subsidiary separate, (y) other than with regard to the Defense Security Service, taking or committing to take actions that restrict Purchaser’s control of the business or assets of the Company, its Subsidiary or any of Purchaser’s or its Affiliates’ other assets or businesses, or (z) the sale, divestiture, license or disposition of any assets or business of the Company, its Subsidiary, Purchaser or its Affiliates in connection with the Contemplated Transactions; provided, further, that in no event shall Purchaser be obligated pursuant to this Section 6.4 to implement any Special Security Agreement or other agreement with regard to the Defense Security Service that would require divestiture or termination of a portion of the business or assets of the Company, its Subsidiary, Purchaser or its Affiliates. Each of the Company and Purchaser shall provide to each other copies of each such Permit, consent, approval, authorization, qualification and order of any Governmental Authority promptly after it is obtained.

(b) The parties hereto agree that novation agreements should not be necessary, but recognize that novation of certain Government Contracts may nevertheless be requested by a contracting officer and that requests for such novation agreements may not be made until after the execution of this Agreement. Promptly following the execution of this Agreement, if any Governmental Authority requests a novation agreement for any such contracts, the parties hereto shall use their reasonable efforts to enter into such novation agreements and to obtain any other customer authorizations that may be applicable, including National Interest Determinations, for the Company to continue performing the Government Contracts.

6.5 CFIUS Filing.

Each of the Company, the ESOP and Purchaser shall use its reasonable efforts to promptly take, and shall use its reasonable efforts to cause its Affiliates to promptly take, all actions and steps necessary to obtain any clearance or approval required to be obtained from CFIUS; provided that in no event shall Purchaser be obligated pursuant to this Section 6.5 to divest or terminate a portion of the business or assets of the Company, its Subsidiary or any of Purchaser’s or its Affiliates, other assets or businesses.

6.6 Access to Books and Records Following the Closing.

Except as otherwise provided in Section 6.12(f), following the Closing, Purchaser shall permit the ESOP and its Representatives, during normal business hours and upon reasonable notice, to have reasonable access to, and examine and make copies of, all books and records of the Company, its Subsidiary and/or Purchaser which relate to transactions or events occurring prior to the Closing or transactions or events occurring subsequent to the Closing that are related to or arise out of transactions or events occurring prior to the Closing for Tax, accounting, legal defense or other legitimate purposes; provided, however, that: (i) the ESOP and its Representatives shall take such action as is deemed necessary in the reasonable judgment of Purchaser and the Company to schedule such access and visits through designated officers of the Company and in such a way as to avoid disrupting the normal business of Purchaser and/or the Company; (ii) neither Purchaser nor the Company shall be required to take any action which would constitute a waiver of the attorney-client or other privilege; and (iii) neither Purchaser nor the Company need supply the ESOP with any information which, in the reasonable judgment of Purchaser or the Company, Purchaser or the Company (as the case may be) is under a contractual or legal obligation not to supply, including without limitation as a result of any governmental or defense industrial security clearance requirement or program requirements of any Governmental Authority prohibiting certain Persons from sharing information; provided, however, that each of Purchaser and the Company will use its commercially reasonable efforts to enable the ESOP to receive such information. Purchaser agrees that it shall retain and shall cause the Company and its Subsidiary to retain all such books and records of the Company in accordance with such Company’s record retention policies as such policies may be in effect from time to time.

6.7 Further Assurances.

(a) Each of the ESOP, the Company and Purchaser agrees that, from time to time before and after the Closing Date, it will execute and deliver, and the Company shall cause its Subsidiary to execute and deliver, or use reasonable efforts to cause their other respective Affiliates to execute and deliver such further instruments, and take, or use reasonable effects to cause their respective Affiliates to take, such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement. Purchaser, the Company and the ESOP agree to use reasonable efforts to refrain from, and the Company shall cause its Subsidiary to refrain from, taking any action which would reasonably be expected to delay in any material respect the consummation of the Contemplated Transactions.

(b) The Company shall, and shall cause its Subsidiary to, from time to time before and after the Closing Date, use its and their commercially reasonable efforts to cooperate as may be reasonably requested by Purchaser in connection with obtaining the New Debt Financing (which, for the avoidance of doubt, is not a condition to the Closing of any party hereto), including using commercially reasonable efforts to (i) cause appropriate officers and employees to be available, on a customary basis and upon reasonable notice, to meet with prospective lenders and investors in presentations, meetings and due diligence sessions, (ii) assist with the preparation of disclosure documents in connection therewith, (iii) provide financing sources with reasonable access to the properties, books and records of the Company and its Subsidiary, execute and deliver any customary pledge or security documents or other customary definitive financing documents and certificates as may be reasonably requested by Purchaser, and (iv) direct its independent accountants and counsel to provide customary and reasonable assistance to Purchaser.

6.8 The ESOP’s Post-Closing Confidentiality Obligation.

Following the Closing, except as otherwise expressly provided in this Agreement or in other agreements delivered in connection herewith, the ESOP shall, and shall use commercially reasonable efforts to cause its Affiliates and their respective Representatives (collectively, the “ESOP Affiliates”) to, (i) maintain the confidentiality of, (ii) not use and (iii) not divulge to any Person, in each case, any or all confidential or proprietary information of the Company and its Subsidiary, except (x) with the prior written consent of Purchaser, (y) to the extent that such information is required to be divulged by legal process or applicable Law or (z) as may reasonably be necessary in connection with the performance of any indemnification or other obligations under this Agreement or the other Transaction Documents; provided, however, that the ESOP and the ESOP Affiliates shall not be subject to such obligation of confidentiality for information that (x) otherwise becomes lawfully available to the ESOP or the ESOP Affiliates after the Closing Date on a nonconfidential basis from a third party who is not under an obligation of confidentiality to Purchaser or the Company or (y) is or becomes generally available to the public without breach of this Agreement by the ESOP and the ESOP Affiliates.

6.9 Expenses.

Except as otherwise provided in this Agreement, each of the parties shall bear its own expenses related to the Contemplated Transactions; provided, however, that all fees incurred in connection with the filing of premerger notification forms under the

IISR Act with respect to the Contemplated Transactions shall be borne equally by Purchaser and the Company; and provided, further, however, that (i) the Company shall bear all out-of-pocket expenses incurred by the ESOP related to the Contemplated Transactions and (ii) Purchaser shall bear all expenses incurred by any party hereto in connection with the New Debt Financing.

6.10 Public Announcements.

Except as otherwise provided in this Agreement, none of Purchaser, the Company, the ESOP or any of their respective Affiliates will issue any press release or make any public statement with respect to this Agreement or the Contemplated Transactions, or disclose the existence of this Agreement to any Person (other than its Representatives), prior to the Closing and, after the Closing, will not issue any such press release or make any such public statement without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), subject to any applicable disclosure obligations pursuant to applicable Laws or the requirements of any applicable securities exchange or regulatory authority.

6.11 Communications with Employees, Customers and Suppliers.

(a) Communications with Employees. The Company shall consult with, reasonably consider and take into account the reasonable suggestions, comments or opinions of Purchaser prior to making any communications with the employees of the Company or its Subsidiary regarding this Agreement and the Contemplated Transactions; provided, however, that in connection with any such consultation. Purchaser shall not be entitled to direct or manage any communication decisions or activities of the Company. Notwithstanding the foregoing, neither the Company nor its Subsidiary shall make any communications with the employees of the Company or its Subsidiary without the prior written consent as to the timing of such communications (such consent not to be unreasonably withheld) (for the avoidance of doubt, this sentence shall apply only to the timing of such communications, but not to the content of such communications, which is subject to the immediately preceding sentence).

(b) Communications with Customers and Suppliers. All communications by the Company or its Subsidiary with the suppliers and customers of the Company or its Subsidiary relating to this Agreement and the Contemplated Transactions prior to the Closing Date shall require the prior approval of Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed.

(c) Control of the Company’s Business. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiary in violation of applicable Law prior to the Closing.

6.12 Certain Tax Matters.

(a) Transfer Taxes. All Transfer Taxes, if any, arising out of or in connection with the Contemplated Transactions shall be borne fifty percent (50%) by the ESOP and fifty percent (50%) by Purchaser. Purchaser shall prepare and file all necessary documentation and Tax Returns with respect to such Transfer Taxes; provided, however, that each of the ESOP and the Company shall cooperate with Purchaser and take any action reasonably requested by Purchaser.

(b) Tax Returns. Except as otherwise provided in Section 6.12(a) above.

(i) The Trustee, on behalf of the ESOP, and the Company shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Company or its Subsidiary on or before the Closing Date, and the ESOP shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with past practice.

(ii) Purchaser shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Company or its Subsidiary after the Closing Date, and Purchaser shall remit or cause to be remitted any Taxes due in respect of such Tax Returns, subject to the ESOP’s indemnification obligation under Section 10.2(a)(iii). Purchaser shall allow the Trustee, on behalf of the ESOP, thirty (30) days prior review of any Tax Return prepared by Purchaser under this Section 6.12(b)(ii) for which the ESOP has any indemnification obligation under Section 10.2(a)(iii), and shall incorporate all reasonable comments of the Trustee prior to the filing thereof.

(c) Computation of Tax Liabilities. To the extent permitted or required by law or administrative practice, the taxable year of the Company which includes the Closing Date shall be treated as ending on (and including) the Closing Date. Where it is necessary for purposes of this Section 6.12 to apportion between the ESOP and Purchaser the Taxes of the Company for a Straddle Period (which is not treated under the immediately preceding sentence as ending on the Closing Date), such liability shall be apportioned between the period deemed to end at the close of the Closing Date, and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

(d) FIRPTA Certificate. On the Closing Date, the ESOP shall deliver to Purchaser, in form and substance reasonably satisfactory to Purchaser, a statement pursuant to Treasury Regulations Section 1.1445-2(c)(3)(i) certifying that the Shares do not constitute U.S. real property interests within the meaning of Section 897(c) of the Code.

(e) Section 338(h)(10) Election. Purchaser and the ESOP shall jointly make and file an election under Section 338(h)(10) of the Code (and any comparable provisions of state, local or foreign Tax Law) with respect to the purchase of the Shares and, at the Closing, the parties hereto shall execute a Form 8023 (or successor form), with all attachments. The parties hereto shall cooperate with each other to take all actions necessary and appropriate (including filing such additional forms, returns, elections, schedules and other documents as may be required) to effect and preserve a timely election in accordance with the provisions of Treasury Regulations Section 1.338(h)(10)-I (or any comparable provisions of state, local or non-United States Tax Law) or any successor provisions. In connection with the election, Purchaser shall prepare a draft Form 8883 (or successor form) and provide such draft Form 8883 to the ESOP no later than ninety (90) days prior to the due date of such Form 8883. If, within thirty (30) days after the receipt of the draft Form 8883, the ESOP notifies Purchaser in writing that the ESOP disagrees with the draft Form 8883, then the parties shall attempt in good faith to resolve their disagreement within the twenty (20) days following the ESOP’s notification to Purchaser of such disagreement. If the ESOP does not so notify Purchaser within thirty (30) days of receipt of the draft Form 8883, or upon resolution of the disputed items by the parties, the draft Form 8883 shall become the “Final Form 8883.” If the parties are unable to resolve their disagreement within the twenty (20) days following any such notification by the ESOP, then the parties shall submit all such disputed items for resolution to an independent accounting firm of international reputation mutually acceptable to the parties hereto (the “Independent Accounting Firm”), whose decision shall be final and binding upon the parties and whose fees and expenses shall be borne equally by the parties. The Form 8883 delivered by the Independent Accounting Firm shall be the Final Form 8883. The parties shall act in good faith to cause the Independent Accounting Firm to deliver the Final Form 8883 within twenty (20) days after such submission. The parties shall (i) be bound by the Final Form 8883 for purposes of determining any Taxes and (ii) prepare and file their Tax Returns on a basis consistent with the Final Form 8883. No later than fifteen (15) days prior to the date such Form 8883 and any related documentation are required to be filed under the applicable Laws, the ESOP shall execute and deliver to Purchaser the Final Form 8883.

(f) Cooperation on Tax Matters. The Trustee, on behalf of the ESOP, and Purchaser shall reasonably cooperate, and shall use commercially reasonable efforts to cause their respective Affiliates and Representatives to reasonably cooperate, in preparing and filing all Tax Returns and in resolving all disputes and audits relating to Taxes with respect to all Tax periods (including any Tax Claims). Such cooperation shall include maintaining and making available to each other all relevant records relating to Taxes, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided under this Section 6.12(f), to testify at any proceeding relating to Taxes or to execute Tax Returns. The Trustee, on behalf of the ESOP, and Purchaser agree (i) to retain all books and records with respect to

Tax matters pertinent to the Company and its Subsidiary relating to any Tax period beginning before the Closing Dale until the applicable statute of limitations (as may be extended) has expired and to abide by all record retention agreements entered into with any Governmental Authority; (ii) to allow the other parties hereto and their respective Representatives at times and dates mutually acceptable to such parties, to inspect, review and make copies of such records as any such party may deem necessary or appropriate from time to time, such activities to be conducted during normal business hours at such party’s expense; and (iii) to give the other parties hereto reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the any other party hereto so requests, to allow such party to lake possession of such books and records.

6.13 Directors and Officers Insurance.

(a) For a period of not less than six (6) years after the Closing Date, Purchaser shall cause to be maintained in effect the current directors and officers liability insurance policies maintained by the Company (provided that coverage limits in the aggregate for the entire period are not less than the current annual limits; and provided, further, that Purchaser, with consent of the Indemnified Persons, which consent shall not be unreasonably withheld or delayed, may substitute policies of at least the same coverage with other terms and conditions that are no less advantageous to the Indemnified Persons) with respect to claims arising from facts or events that occurred at or prior to the Closing (the “D&O Insurance Policy”); provided, however, that in no event shall Purchaser be required to expend, pursuant to this Section 6.13(a), more than an amount per year equal to 200% of the last annual premiums paid by the Company for such insurance prior to the date hereof; provided, further, however, that if the premiums for such coverage exceed such amount. Purchaser or the Company shall purchase a policy with the greatest coverage available for such 200% of the last annual premiums paid by the Company for such insurance prior to the date of this Agreement.

(b) In the event Purchaser, or the Company, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that such continuing or surviving corporation or transferee of such assets and properties, as the case may be, assumes the obligations set forth in this Section 6.13.

(c) The provisions of this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her personal representatives, and shall be binding on all successors and assigns of Purchaser or the Company.

6.14 Certain Employee Benefits Matters.

(a) The Company and the key employees identified on Schedule 6.14 hereto (collectively, the “Key Employees”) shall contemporaneously with the execution and delivery of this Agreement enter into employment agreements in all material respects in the form attached hereto as Exhibit B (collectively, the “Key Employee Employment Agreements”) with effectiveness contingent only upon the Closing.

(b) At or immediately following the Closing, Purchaser shall cause the Company to adopt a stock option plan in all material respects in the form of Exhibit C. On the Closing Date, Purchaser shall cause the Company to issue options thereunder in accordance with the term sheet attached hereto as Exhibit D. At or immediately following the Closing, Purchaser and the Company shall enter into a stockholders agreement in all material respects in the form attached hereto as Exhibit E.

6.15 No Solicitation.

From the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with its terms, the Company and the ESOP agree that they will not, directly or indirectly, or directly or indirectly through any officer, director, employee, investment banker, attorney, advisor, representative or agent (each a “Representative”), as applicable for any or all of them (i) solicit, initiate or knowingly encourage the submission of any inquiry, proposal or offer (whether in writing or otherwise) that constitutes, or could lead to, a proposal or offer for a merger, consolidation, business combination, recapitalization, sale of substantial assets or sale of a substantial percentage of the Shares (including without limitation by way of a public offering or private placement) involving the Company other than the Contemplated Transactions (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”); (ii) engage in negotiations or discussions concerning, or provide any non-public information to any Person relating to, any Acquisition Proposal; or (iii) agree to, approve or recommend any Acquisition Proposal; provided, however, that if, at any time after the date hereof, the ESOP receives an unsolicited bona fide written Acquisition Proposal (under circumstances in which the Company and the ESOP have complied with their obligations under this Section 6.15) from any Person (other than Purchaser), which is determined in good faith (after consultation with its financial advisors and the Board of Directors of the Company) by the Trustee to be, or to be reasonably likely to result in a Superior Proposal, the ESOP may (x) furnish non-public information about the Company to the Person making such Acquisition Proposal (and its Representatives) pursuant to a customary confidentiality agreement not materially less restrictive of such Person than the Confidentiality Agreement and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal; provided that the Trustee shall not take any such action unless the Trustee shall have determined in good faith, after consultation with outside counsel, that the failure to take such action would be deemed to constitute a breach of its fiduciary duties under applicable Law. The Company and the ESOP agree to notify Purchaser as soon as is reasonably practicable (and not later than forty-eight (48) hours) after receipt of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any Person that informs the Company or the ESOP that it is considering making or has made an Acquisition Proposal. Such notice shall be made orally (and shall be confirmed in writing) and shall indicate the identity of the Person making, and the material terms and conditions of, such proposal, inquiry or contact notwithstanding any confidentiality restrictions applicable thereto (which the ESOP shall be required to obtain waiver of prior to its review of any such proposal, inquiry or contact). The ESOP shall inform Purchaser and the Company periodically of the status and content of any discussions or negotiations regarding such Acquisition Proposal with such Person and as promptly as reasonably practicable of any change in the price, structure or form of the consideration or material terms of and conditions regarding the Acquisition Proposal. Each of the Company and the ESOP will use its best efforts to prevent its Representatives from taking any action prohibited hereby if taken by the Company or the ESOP. If either of the Company or the ESOP learns of any such action taken by a Representative, the Company or the ESOP, as the case may be, will immediately advise Purchaser and provide the information specified herein. Notwithstanding anything to the contrary contained herein, (i) nothing in this Section 6.15 shall delay or otherwise affect those obligations of the parties arising under Section 6.4(a) and Section 6.7(a) hereof, and (ii) if the ESOP receives an unsolicited bona fide written Acquisition Proposal (under circumstances in which the Company and the ESOP have complied with their obligations under this Section 6.15) from any Person (other than Purchaser), which is determined in good faith (after consultation with its financial advisors and the Board of Directors of the Company) by the Trustee to be, or to be reasonably likely to result in a Superior Proposal and at or after the time of the receipt of such Acquisition Proposal all of the conditions to the Closing set forth in Article VII (except those conditions which by their nature can only be satisfied on the Closing Date) have been or are subsequently satisfied, the ESOP shall determine (and shall provide reasonably prompt oral and written notice of such determination to Purchaser and the Company) to accept or reject such Acquisition Proposal within seven (7) Business Days following the later of the receipt of such Acquisition Proposal or satisfaction of such conditions. In the event that the ESOP determines to accept such Acquisition Proposal, the ESOP shall, on the next succeeding Business Day following the expiration of such seven (7) Business Day period, invoke the procedures set forth in Section 11.1(e), including, without limitation, by providing Purchaser with five (5) Business Days to amend the terms of its offer. In the event that the ESOP determines to reject such Acquisition Proposal, the ESOP shall, on the next succeeding Business Day following the expiration of such seven (7) Business Day period, provide notice to the Person(s) making the Acquisition Proposal of such rejection, and shall cease all negotiations and discussions regarding an Acquisition Proposal with such Person(s).

6.16 Notification of Certain Matters.

From the date of this Agreement until the Closing, each of the Company, the ESOP and Purchaser shall give prompt written notice to the other parties of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any condition of the other parties hereto not to be satisfied at the Closing; provided, however, that the delivery of any notice pursuant to this Section 6.16 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

6.17 Option Holders Releases and SARs Holders Releases.

Promptly following the signing of this Agreement, the Company shall (i) mail to all of the Option Holders a copy of the Option Holders Notice and Release Agreement (the “Option Holders Release Agreement”) in all material respects in the form attached hereto us Exhibit F and (ii) mail to all of the SARs Holders a copy of the SARs Holders Notice and Release Agreement (the “SARs Holders Release Agreement”) in all material respects in the form attached hereto as Exhibit G.

6.18 Employee Matters.

For purposes of vesting and eligibility to participate (but not benefit accrual) under the employee benefit plans of Purchaser or any of its Affiliates providing benefits to any employee of the Company after the Closing (the “Purchaser Plans”), each employee of the Company shall be credited with his or her years of service with the Company before the Closing, to the same extent as such employee of the Company was entitled, before the Closing, to credit for such service under any similar employee benefit plan in which such employee of the Company participated or was eligible to participate immediately prior to the Closing. In addition, and without limiting the generality of the foregoing: (i) each employee of the Company shall be immediately eligible to participate, without any waiting time, in any and all Purchaser Plans to the extent coverage under such Purchaser Plan is comparable to an employee benefit plan, arrangement or agreement in which such employee of the Company participated immediately before the Closing: and (ii) for purposes of each Purchaser Plan providing medical, dental, pharmaceutical and/or vision benefits to any employee of the Company, (A) Purchaser shall cause all pre-existing condition exclusions and actively-at-work requirements of such Purchaser Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under a comparable employee benefit plan, arrangement or agreement in which such employee participated immediately before the Closing (such plans, collectively, the “Company Plans”) and (B) Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Company Plan ending on the date such employee’s participation in the corresponding Purchaser Plan begins to be taken into account under such Purchaser Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Purchaser Plan.

6.19 Cash Retention Bonus Pool.

From and after the Closing, Purchaser shall cause the Company to pay such funds to the individuals, on the dates, and in the amounts, set forth on Schedule 6.19 through its normal payroll processing procedures and subject to all applicable payroll and withholding taxes required by applicable Tax Law to be withheld; provided that (i) no such payment shall be made to any individual if on the date of such payment such individual is not then currently employed by the Company or its Subsidiary and (ii) any such individual who after the date hereof is fired without Cause or (A) with respect to any individual other than the Key Employees, terminates his or her employment for Good Reason, or (B) with respect to any Key Employee, terminates his or her employment for Good Reason (Initial Period) or Good Reason (Subsequent Period), as applicable, shall receive the amounts set forth opposite such individual’s name on Schedule 6.19 on the effective date of such individual’s termination of employment. The provisions of this Section 6.19 are intended to be for the benefit of, and shall be enforceable by, each of the individuals listed on Schedule 6.19, and shall be binding on all successors and assigns of Purchaser or the Company. Notwithstanding the foregoing, in respect of the subject matter of this Section 6.19, in the event of any inconsistency between the terms of this Agreement and any Key Employee Employment Agreement or any retention agreement entered into between the Company and any individual listed on Schedule 6.19, the terms of such Key Employee Employment Agreement or retention agreement, as applicable, shall control.

6.20 Post-Closing Fiduciary.

From and after the Closing, Purchaser shall cause the Company to, and the Company shall, appoint (i) Jerry D. Robinson and William Moyer or (ii) an independent discretionary fiduciary to serve as the fiduciary with respect to the ESOP’s interest in the Escrow Funds.

6.21 Actions by the ESOP.

The Trustee shall, on behalf of the ESOP and the participants therein, perform all actions, or refrain from performing any action, as required to be performed or not to be performed, as the case may be, by the ESOP under this Agreement and the other Transaction Documents.

6.22 Company Contribution to the ESOP.

Notwithstanding anything in this Agreement to the contrary, the Company shall make a contribution in the amount of $737,126.00 to the ESOP prior to or at the Closing.

6.23 Environmental Insurance Policy.

For a period of not less than eighteen (18) months after the Closing Date, the Company shall maintain in effect the Environmental Insurance Policy and, during such period, the Company shall not amend the Environmental Insurance Policy to cancel or otherwise remove the Waiver of Subrogation Endorsement in favor of the Trustee, on behalf of the ESOP, relating to this Agreement; provided, however, that in the event that the Company or its Subsidiary ceases to occupy any premises covered, by the Environmental Insurance Policy, the Company shall not be required to maintain the Environmental Insurance Policy in effect in respect of such premises from and after the time of such cessation.

ARTICLE VII

Conditions to the Closing

7.1 Conditions to All Parties’ Obligations.

The obligations of the parties hereto to consummate, or cause to be consummated, the Contemplated Transactions are subject to the satisfaction prior to or at the Closing of each of the following conditions (any or all of which may be waived in writing by the parties hereto):

(a) Statutes, Etc. No statute, rule or regulation shall have been enacted or promulgated after the date hereof by any Governmental Authority of competent jurisdiction which precludes, restrains, enjoins or prohibits the consummation of the Contemplated Transactions or otherwise materially limits or restricts ownership or operation by Purchaser of the business of the Company or its Subsidiary other than in connection with implementing an agreement with the Defense Security Service.

(b) Required Governmental Approvals. The Company Required Governmental Approvals and Purchaser Required Governmental Approvals shall have been obtained at or prior to the Closing Date.

(c) No Orders, Injunctions, Etc. There shall be no order, decree or injunction of a foreign or United States federal or state court or other Governmental Authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Contemplated Transactions or otherwise materially limiting or restricting ownership or operation by Purchaser of the business of the Company or its Subsidiary other than in connection with implementing an agreement with the Defense Security Service.

(d) No Prohibited Transaction. The consummation of the Contemplated Transactions shall not constitute a prohibited transaction (within the meaning of Code Section 4975 or ERISA Section 406).

7.2 Conditions to the ESOP’s and the Company’s Obligations.

The obligations of the ESOP and the Company to consummate, or cause to be consummated, the Contemplated Transactions are subject to the satisfaction at or prior to the Closing of each of the following conditions (any or all of which may be waived in writing in whole or in part by the ESOP and the Company):

(a) Representations and Warranties. Each of the representations and warranties of Purchaser as set forth in this Agreement that are qualified as to materiality or material adverse effect shall be true and complete in all respects on and as of the Closing Date and each of the representations and warranty of Purchaser as set forth in this Agreement that is not so qualified shall be true and complete in all material respects on and as of the Closing Date; except, in each case, (x) to the extent that any such representation or warranty refers specifically to a date other than the Closing Date, in which case such representation or warranty shall have been true and complete in all material respects as of such other date or (y) where the failure of any such representation or warranty to be true and complete is due to an item of which the ESOP had Knowledge on or before the date of this Agreement.

(b) Performance. Purchaser shall have performed and complied, in all material respects, with all agreements, obligations, covenants and conditions required by this Agreement to be so performed or complied with by Purchaser at or prior to the Closing.

(c) Deliveries. The Company and the ESOP shall have received the deliveries contemplated by Article IX.

(d) Escrow Agreement. The Escrow Agreement shall have been executed and delivered by the other parties thereto.

(e) Consents. All of the Purchaser Required Consents shall have been duly made or obtained and reasonably satisfactory evidence thereof shall have been provided to the ESOP and the Company.

(f) ESOP Fairness Opinion. As of the Closing Date, the ESOP shall have received a written opinion of its financial advisor, Willamette Management Associates, to the effect that, as of the Closing Date, (i) the sale of the shares of Common Stock held by the ESOP is for adequate consideration (within the meaning of Section 3(18) of ERISA) and (ii) the Total Consideration is fair to the stockholders of the Company from a financial point of view.

7.3 Conditions to Purchaser’s Obligations.

The obligations of Purchaser to consummate, or cause to be consummated, the Contemplated Transactions are subject to the satisfaction at or prior to the Closing of each of the following conditions (any or all of which may be waived in writing in whole or in part by Purchaser):

(a) Representations and Warranties. Each of the representations and warranties of each of the Company and the Trustee, on behalf of the ESOP, as set forth in this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and complete in all respects on and as of the Closing Date and each of the representations and warranty of the Company and the Trustee, on behalf of the ESOP, as set forth in this Agreement that is not so qualified shall be true and complete in all material respects on and as of the Closing Date; except, in each case, (x) to the extent that any such representation or warranty refers specifically to a date other than the Closing Date, in which case such representation or warranty shall have been true and complete in all material respects as of such other date or (y) where the failure of any such representation or warranty to be true and complete is due to an item of which Purchaser had Knowledge on or before the date of this Agreement.

(b) Performance. Each of the Company and the ESOP, through the Trustee, shall have performed and complied, in all material respects, with all agreements,

obligations, covenants and conditions required by this Agreement to be so performed or complied with by the Company and the ESOP at or prior to the Closing: provided that, so long as the Company has, in accordance with Sections 2.3(b)(i) and 6.7(b), used its commercially reasonable efforts to enter into the New Debt Financing, the failure of the lender(s) to fund the loan(s) under the New Debt Financing shall not constitute a failure of the Company to have performed or complied with any agreement, obligation, covenant or condition under this Agreement.

(c) Deliveries. Purchaser shall have received the deliveries contemplated by Article VIII.

(d) No Material Adverse Effect. Between the date hereof and the Closing Date, there shall have been no Material Adverse Effect.

(e) Termination of Options and SARs. All of the outstanding Options and SARs shall have been cancelled immediately prior to the Closing and shall be of no further force or effect at the Closing. For the avoidance of doubt, the rights of the Option Holders and SARs Holders to receive the consideration payable to such holders pursuant to Section 2.3 and Section 2.4, respectively, shall remain in full force and effect. Other than as contemplated by Sections 6.14(b) and 8.1 of this Agreement, there shall be no outstanding subscriptions, options, warrants, conversion rights or other rights, securities, agreements or commitments relating to, or obligating the Company or its Subsidiary to issue, sell or otherwise dispose of, shares of the Capital Stock of the Company or its Subsidiary, or any securities or obligations convertible into, or exercisable or exchangeable for, any shares of the Capital Stock of the Company or its Subsidiary.

(f) Escrow Agreement. The Escrow Agreement shall have been executed and delivered by the other parties thereto.

(g) Key Employee Employment Agreements. The Key Employee Employment Agreements shall remain in full force and effect.

(h) Consents. All of the Company Required Consents shall have been duly made or obtained and reasonably satisfactory evidence thereof shall have been provided to Purchaser.

(i) Defense Security Service. The Defense Security Service shall not have indicated that it would seek to suspend or revoke the Company’s or its Subsidiary’s facility security clearances and no federal agency that is currently a customer of the Company or its Subsidiary shall have indicated that it would not provide a National Interest Determination for continuation of its contract(s) with a remaining contract value in excess of $1,000,000 with the Company or its Subsidiary where such determination would be required under a Special Security Agreement.

(j) Termination of Certain Contracts. The agreements set forth on Schedule 7.3(j) shall have been terminated and be of no further force or effect and the Company or its Subsidiary, as the case may be, shall be released from all further obligations and liability thereunder.

(k) Environmental Insurance. The Company shall have obtained an environmental insurance policy (the “Environmental Insurance Policy”) in all material respects in the form set forth on Exhibit H, and Purchaser shall have received a complete and correct copy thereof.

ARTICLE VIII

Deliveries by the ESOP and the Company at the Closing

On the Closing Date, the ESOP and/or the Company shall deliver or cause to be delivered to Purchaser (or as otherwise set forth herein) the deliveries set forth in this Article VIII.

8.1 Certificate of Shares.

The ESOP shall deliver certificates representing all of the Shares, duly endorsed in blank or accompanied by blank stock powers.

8.2 Officer’s and Trustee’s Certificates.

(a) The Company shall deliver a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company certifying as to the matters set forth in Sections 7.3(a) and 7.3(b) (as relates to the Company) and Section 7.3(d). The ESOP shall deliver a certificate signed by the Trustee certifying as to the matters set forth in Sections 7.3(a) and 7.3(b) (as relates to the ESOP).

(b) The Company shall deliver a certificate signed by the Secretary of the Company certifying as to the organizational documents of the Company and the requisite internal approvals required for the Contemplated Transactions. The ESOP shall deliver a certificate signed by the Trustee certifying as to the ESOP plan documents and the requisite internal approvals required for the Contemplated Transactions.

8.3 Resignations.

Each of Messrs. Freeman, Gilbert, Bell and Biosca shall have delivered his resignation to the Board of Directors of the Company and/or its Subsidiary, as applicable, effective as of the Closing.

8.4 Escrow Agreement.

The ESOP shall deliver the Escrow Agreement, duly executed by the Trustee, on behalf of the ESOP.

8.5 Release.

The ESOP shall deliver a general release (the “General Release”) in favor of the Company, duly executed by the Trustee, on behalf of the ESOP, in all material respects in the form attached hereto as Exhibit I.

8.6 Option Holders and SARs Holders Release Agreements.

The Company shall deliver copies of the duly executed Option Holders Release Agreements and SARs Holders Release Agreements.

8.7 Termination of Certain Agreements.

The Company shall deliver evidence reasonably satisfactory to Purchaser of the termination of the agreements set forth on Schedule 7.3(j), and the release of the Company or its Subsidiary, as the case may be, of all Liability under each such agreement by the counterparty thereto.

ARTICLE IX

Deliveries by Purchaser at the Closing

On the Closing Dale. Purchaser shall deliver or cause to be delivered to the Company and/or the ESOP (or as otherwise set forth herein) the deliveries set forth in this Article IX.

9.1 Cash Consideration.

(a) Purchaser shall deliver to the ESOP, by wire transfer of immediately available funds, without withholdings of any kind except those withholdings required by Tax Law, cash in an amount equal to the Aggregate Stockholder Consideration Amount.

(b) Purchaser shall deliver to the Escrow Agent, by wire transfer of immediately available funds, without withholdings of any kind except those withholdings required by Tax Law, cash in an amount equal to the Escrow Amount less the Excess Net Proceeds, if any.

(c) Purchaser shall deliver to the Company, by wire transfer of immediately available funds, without withholdings of any kind except those withholdings required by Tax Law, cash in an amount equal to (x) the Aggregate Option Holder Closing Date Payments hereto minus (y) the amount, if any, paid by the Company to the Option Holders pursuant to Section 2.3(b)(i).

(d) Purchaser shall deliver to the Company, by wire transfer of immediately available funds, without withholdings of any kind except those withholdings required by Tax Law, cash in an amount equal to (x) the Aggregate SARs Holder Closing Date Payments hereto minus (y) the amount, if any, paid by the Company to the SARs Holders pursuant to Section 2.4(b)(i).

9.2 Officer’s Certificate.

(a) Purchaser shall deliver to the Company and the ESOP, a certificate signed by an executive officer of Purchaser certifying as to the matters set forth in Sections 7.2(a) and 7.2(b).

(b) Purchaser shall deliver to the Company and the ESOP a certificate signed by the Secretary of Purchaser certifying as to the organizational documents of Purchaser and the requisite internal approvals required for the Contemplated Transactions.

9.3 Escrow Agreement.

Purchaser shall deliver to the ESOP the Escrow Agreement, duly executed by Purchaser.

ARTICLE X

Certain Remedies and Limitations

10.1 Expiration of Representations, Warranties and Covenants.

All of the representations and warranties of the Trustee, on behalf of the ESOP, and the Company set forth in this Agreement and the other Transaction Documents shall terminate and expire, and shall cease to be of any force or effect, at 5:00 p.m. Eastern Time on the date that is eighteen (18) months after the Closing Date, and all liability with respect to such representations and warranties shall thereupon be extinguished, except if proper written notice of a claim for an alleged breach of such representations or warranties has been provided to the ESOP by Purchaser before such date, then such claim shall survive until it has been finally resolved. The covenants, agreements and obligations of the parties set forth in this Agreement and the other Transaction Documents to be performed after the Closing shall survive until performed. The covenants, agreements and obligations of the parties set forth in this Agreement and the other Transaction Documents which do not by their terms contemplate actions or impose obligations following the Closing shall terminate and expire, and shall cease to be of any force and effect, at 5:00 p.m. Eastern Time on the Closing Date.

10.2 Indemnification.

(a) By the ESOP. Subject to the provisions of Section 10.1 relating to the survival of representations and warranties and the other limitations contained herein, from and after the Closing, the ESOP, the Option Holders and the SARs Holders shall, solely from and to the extent of the Escrow Funds, indemnify, defend and hold harmless Purchaser and its Affiliates, officers, directors, employees, agents and stockholders (collectively, “Purchaser Indemnitees”) against the net amount of all claims, losses, liabilities, damages, deficiencies, costs and expenses, including without limitation losses resulting from the defense, settlement and/or compromise of a claim and/or demand and/or assessment, reasonable attorneys’, accountants’ and expert witnesses’ fees, costs and expenses of investigation, and the costs and expenses of enforcing the indemnification provided hereunder (hereafter individually a “Loss” and collectively “Losses”) incurred by any of Purchaser Indemnitees (after deduction of the amount of (x) any insurance proceeds recoverable and (y) any indemnification proceeds actually recovered from third Persons) and arising out of or relating to (i) any breach of any representation or warranty made by the Company or the Trustee, on behalf of the ESOP, in this Agreement or any other Transaction Document, (ii) any breach of any covenant, agreement or obligation of the Company or the ESOP contained in this Agreement or any other Transaction Document, (iii) any liability for Taxes of the Company or its Subsidiary for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period deemed to end on and include the Closing Date (other than Deemed Assets Sale Taxes (which are addressed in clause (iv) below)); or (iv) any liability of the Company or its Subsidiary for the Covered Expenses, but only to the extent that the Covered Expenses exceed $3,200,000 in the aggregate. Notwithstanding the foregoing, neither the ESOP nor the Option Holders nor the SARs Holders shall be required to indemnify any Purchaser Indemnitee for any Losses relating to Taxes resulting from (x) any transaction that occurs on the Closing Date after the Closing that is not in the ordinary course of business or (y) any transaction of the Company occurring after the Closing Date.

(b) By Purchaser. Subject to the provisions of Section 10.1 relating to the survival of representations and warranties and the other limitations contained herein, from and after the Closing, Purchaser shall indemnify, defend and hold harmless the ESOP and its Affiliates, the Trustee, agents and participants, the Option Holders and the SARs Holders (collectively, the “ESOP Indemnitees”) against the net amount of all Losses incurred by any ESOP Indemnitee (after deduction of the amount of (x) any insurance proceeds recoverable and (y) any indemnification proceeds actually recovered from third Persons) and arising out of or relating to (i) any breach of a representation or warranty made by Purchaser in this Agreement or any other Transaction Document, (ii) any breach of any covenant, agreement or obligation of Purchaser contained in this Agreement or any other Transaction Document or (iii) any liability for Taxes of the Company for any taxable year or period that begins after the Closing Date, and, with respect to any Straddle Period, the portion of the Straddle Period deemed to begin after the Closing Date.

(c) Limitations on Rights of Purchaser Indemnitees. Notwithstanding anything to the contrary herein,

(i) neither the ESOP nor the Option Holders nor the SARs Holders shall be required to indemnify Purchaser Indemnitees with respect to any claim for indemnification resulting from or arising out of matters described in Section 10.2(a)(i) unless and until the aggregate amount of all Losses indemnifiable under Section 10.2(a)(i) equals or exceeds $750,000 (the “Threshold’”), and then, subject to the other terms and conditions of this Article X, Purchaser Indemnitees will be entitled to recover only those Losses in excess of the Threshold;

(ii) no Purchaser Indemnitee shall have the right to make any claim for indemnification resulting from or arising out of the matters described in Section 10.2(a)(i) if the amount of the Loss with respect to such claim, or any series of two or more claims arising out of the same or any reasonably related facts, events or circumstances, does not exceed $50,000; it being understood and agreed that the ESOP, the Option Holders and the SARs Holders shall, subject to the other terms and conditions of this Article X, be liable for the full amount of any such claim where the amount of the Loss with respect to such claim, or any series of two or more claims arising out of the same or any reasonably related facts, events or circumstances, exceeds $50,000;

(iii) the ESOP’s, the Option Holders’ and the SARs Holders’ maximum aggregate liability to the Purchaser Indemnitees for indemnification under this Agreement, including, without limitation, pursuant to Section 10.2(a), shall not exceed the Escrow Amount;

(iv) no Purchaser Indemnitee shall have any recourse with respect to any breach of representation or warranty in this Agreement or any other Transaction Document of which Purchaser had Knowledge on or prior to the date hereof; and

(v) no Purchaser Indemnitee shall be entitled to indemnification with respect to any Losses in respect of an alleged breach of any representation and warranty contained in Section 3.19 to the extent resulting from any investigation of environmental conditions conducted by or at the direction of the Purchaser or any of its Affiliates to the extent involving physically invasive testing procedures such as soil and groundwater sampling, other than any such investigation reasonably required (i) under applicable Environmental Law or (ii) by a Governmental Authority.

(d) Limitations on Rights of the ESOP Indemnitees. Notwithstanding anything to the contrary herein,

(i) Purchaser shall not be required to indemnify the ESOP Indemnitees with respect to any claim for indemnification resulting from or arising out of matters described in Section 10.2(b)(i) unless and until the aggregate amount of all Losses indemnifiable under Section 10.2(b)(i) equals or exceeds the Threshold, and then, subject to the other terms and conditions of this Article X, the ESOP Indemnitees will be entitled to recover only those Losses in excess of the Threshold;

(ii) no ESOP Indemnitee shall have the right to make any claim for indemnification resulting from or arising out of the matters described in Section 10.2(b)(i) if the amount of the Loss with respect to such claim, or any series of two or more claims arising out of the same or any reasonably related facts, events or circumstances, does not exceed $50,000; it being understood and agreed that Purchaser shall, subject to the other terms and conditions of this Article X, be liable for the full amount of any such claim where the amount of the Loss with respect to such claim or any series of two or more claims arising out of the same or any reasonably related facts, events or circumstances, exceeds $50,000;

(iii) Purchaser’s maximum aggregate liability to the ESOP Indemnitees for indemnification pursuant to Section 10.2(b)(i) shall not exceed the Escrow Amount; and

(iv) no ESOP Indemnitee shall have any recourse with respect to any breach of representation or warranty in this Agreement or any other Transaction Document of which the ESOP had Knowledge on or prior to the date hereof.

(e) Procedure.

(i) Third-Party Actions. The party or parties hereto being indemnified. Purchaser Indemnitees and the ESOP Indemnitees, are referred to in this Section 10.2(c) as the “Indemnified Party”, and the indemnifying party is referred to herein as the “Indemnitor.” Except with respect to Tax Claims, which are governed by Section 10.2(e)(iii), any Indemnified Party shall give the other parties hereto prompt written notice of any third-party claim that may give rise to any indemnification obligation under this Article X, together with the estimated amount of such claim, a detailed summary of the material facts known by the Indemnified Party regarding the claim, a copy of all papers served with respect to such claim (if any) and the basis of the Indemnified Party’s request for indemnification under this Article X; provided, however, that the failure to notify the Indemnitor shall not relieve the Indemnitor of its Liabilities under this Article X except to the extent that (and only to the extent that) the Indemnitor shall have been materially prejudiced by such failure to give such notice, in which case the Indemnitor shall be relieved of its Liabilities under this Article X to the extent of such material prejudice. The Indemnitor shall have the right to assume the defense or prosecution (at the Indemnitor’s expense) of any such claim through counsel of the Indemnitor’s choosing by so notifying the Indemnified Party within thirty (30) days of the first receipt by the Indemnitor of notice of such claim from the Indemnified Party; provided, however, that any such counsel shall be reasonably satisfactory to the Indemnified Party; provided, further, however, that such election shall not prejudice the right of the Indemnitor to dispute whether such claim is an indemnifiable Loss under this Article X. If, under applicable standards of professional conduct, a conflict with respect to any significant issue between any Indemnified Party and Indemnitor exists in respect of such third-party claim, the Indemnitor and Indemnified Party shall share equally the reasonable fees and expenses of any one (1) additional counsel as may be required to be retained in order to resolve such conflict. Subject to the limitations set forth in this Article X, the Indemnitor shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnitor has not assumed the defense or prosecution of any such third-party claim (other than during any period in which the Indemnified Party will have failed to give notice of the third-party claim as provided above but only if the Indemnified Party is actually entitled to indemnification under this Article X). If the Indemnitor assumes such defense or prosecution, the Indemnified Party shall have the right to participate in the defense or prosecution thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor; it being understood that the Indemnitor controls such defense or prosecution. If the Indemnitor chooses to defend or prosecute a third-party claim, the Indemnified Party shall cooperate in the defense or prosecution thereof, which cooperation shall include, to the extent reasonably requested by the Indemnitor, the retention, and the provision to the Indemnitor and its Representatives, of records and information reasonably relevant to such third-party claim, and making employees of the Indemnified Party and its Affiliates available on a mutually convenient basis to provide additional information and explanation of any materials provided under this Section 10.2(e)( i). If the Indemnitor chooses to defend or prosecute any third-party claim, the Indemnitor shall have full control of such defense or prosecution, including any compromise or settlement thereof; provided that the Indemnitor shall not agree to any settlement, compromise or discharge of such third-party claim that (i) provides for injunctive or other non-monetary relief affecting the Indemnified Party or any of its Affiliates or (ii) does not include as an unconditional term thereof the giving of a release from all liability with respect to such claim by each claimant or plaintiff to each indemnified Person that is the subject of such third-party claim, in each of clauses (i) and (ii) without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). If the Indemnitor fails to notify the Indemnified Party within thirty (30) days after receipt of any notice of any third-party claim that may give rise to any indemnification obligation under this Article X that the Indemnitor elects to defend the Indemnified Party pursuant to this Section 10.2(e), then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable fees and expenses of counsel employed by the Indemnified Party in connection with (but only if the Indemnitor is actually entitled to indemnification under this Article X), such third-party claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party to a final conclusion or settled. The Indemnified Party shall have full control of such defense; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such third-party claim if indemnification is to be sought under this Article X, without the Indemnitor’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnitor shall have the right to participate in any defense or settlement controlled by the Indemnified Party pursuant to this Section 10.2(e) and to employ counsel, at its own expense, separate from the counsel employed by the Indemnified Party; it being understood that the Indemnified Party controls such defense; provided that if at any time the Indemnitor acknowledges in writing such third-party claim is a Loss subject to this Article X, the Indemnitor shall be entitled to assume the defense of such third-party claim in accordance with this Section 10.2(e). If either the ESOP or Purchaser is the Indemnitor, then all actions of such Indemnitor under this Section 10.2(e)(i) shall be taken by the ESOP or Purchaser, as the case may be, and the Indemnified Party shall be entitled to look solely to the ESOP or Purchaser, as the case may be, for any action or decision required under this Section I0.2(e)(i).

(ii) Other Claims. Any claims for indemnification other than as provided in Section 10.2(e)(i) or (iii) must be asserted by prompt written notice from the Indemnified Party to the Indemnitor, such notice to describe in reasonable detail the nature of the claim, the Indemnified Party’s best estimate of the amount of Losses attributable to such claim and the basis of the Indemnified Party’s request for indemnification under this Article X; provided, however, that the failure to notify the Indemnitor shall not relieve the Indemnitor of its Liabilities under this Article X except to the extent that (and only to the extent that) the Indemnitor shall have been materially prejudiced by such failure to give such notice, in which case the Indemnitor shall be relieved of its Liabilities under this Article X to the extent of such material prejudice.

(iii) Notice of Tax Claims. If a Tax authority shall initiate any audit, examination or investigation or make any claim relating to Taxes that, if successful, might result in an indemnification payment pursuant to Section 10.2(a)(iii) or Section 10.2(b)(iii) (a “Tax Claim”), the Indemnified Party shall promptly, and in any event no more than ten (10) days following receipt of such Tax Claim, give written notice of such tax Claim to the Indemnitor, together with copies of all notices and communications relating to such Tax Claim; provided, however, that the failure to notify the Indemnitor shall not relieve the Indemnitor of its Liabilities under this Article X except to the extent that (and only to the extent that) the Indemnitor shall have been materially prejudiced by such failure to give such notice, in which case the Indemnitor shall be relieved of its Liabilities under this Article X to the extent of such material prejudice.

(iv) Control of Tax Claims. With respect to any Tax Claim for which notice has been received prior to the date that is eighteen (18) months after the Closing Date and for which the parties hereto reasonably believe there are sufficient funds remaining in the Escrow Account to satisfy the ESOP’s, the Option Holders’ and the SARs Holders’ indemnification obligations under Section 10.2(a). (A) the Trustee, on behalf of the ESOP, shall control all proceedings at the ESOP’s expense and may make all decisions with respect to any such Tax Claim relating to Taxes for any Tax period ending on or prior to the Closing Date and (B) the Trustee, on behalf of the ESOP, and Purchaser shall jointly control all proceedings with respect to any such Tax Claim relating to a Straddle Period; provided, however, that (x) with respect to any proceeding described in clause (A) of this Section 10.2(e)(iv), the Trustee, on behalf of the ESOP, shall keep Purchaser reasonably informed with respect to the status of such proceeding and provide Purchaser with copies of all written correspondence with respect to such proceeding in a timely manner and (y) the Trustee, on behalf of the ESOP, shall not consent to any settlement or adjustment with respect to any proceeding described in this Section 10.2(e)(iv) without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. Purchaser shall control all proceedings with respect to any Tax Claim relating to any Tax period beginning after the Closing Date. If the Trustee, on behalf of the ESOP, fails to assume the defense of any Tax Claim that it is entitled to control and defend pursuant to this Section 10.2(e)(iv) within thirty (30) days of receipt of notice thereof, Purchaser shall thereupon have the right to undertake, at the ESOP’s expense, the control, defense and settlement of such Tax Claim.

(v) Cleanup. With respect to any indemnified matters involving Cleanup, the Indemnitor shall be liable only to the extent of Cleanup necessary to achieve Cleanup standards consistent with any pre-Closing uses of any properties or facilities defined under applicable Environmental Laws.

(f) Exclusivity. Notwithstanding anything to the contrary herein and any provisions of Environmental Law or the provisions or principles of any other statutory or common law and state law analogues, the right of Purchaser or the ESOP to assert indemnification claims and receive indemnification payments pursuant to this Section 10.2 shall be the sole and exclusive right and remedy exercisable by any party hereto with respect to any breach by another party hereto of any representation, warranty, covenant, agreement or obligation in this Agreement, in any other Transaction Document, in any other document, agreement or certificate delivered pursuant hereto or in connection with the Contemplated Transactions whether based on contract, tort, strict liability or otherwise; provided, however, that this Section 10.2 shall not limit (i) the rights of any party hereto to seek specific performance of any provision of this Agreement or other equitable relief and (ii) the rights and obligations, including to third party beneficiaries, under Section 6.13.

(g) Calculation of Losses. For purposes of calculating the amount of Losses subject to indemnification under this Article X, it is understood and agreed that for purposes of determining (i) if there has been an inaccuracy in or breach of a representation or warranty which is qualified as to materiality or contains an exception relating to a Material Adverse Effect and (ii) if so, the amount of Losses resulting therefrom, each such representation or warranty shall be read as if it were not so qualified and contained no such exception. Each Indemnified Party shall be obligated in connection with any claim for indemnification under this Article X to use all commercially reasonable efforts to collect proceeds of insurance under any insurance policies in existence at such time or other indemnification payments payable to such Indemnified Party by any third Person available with respect to such claim.

(h) Indemnification Payments as Total Consideration Adjustment. Any payments made pursuant to this Section 10.2 shall be treated, for United States federal income tax purposes, as adjustments to the Total Consideration.

(i) Escrow. The parties to the Escrow Agreement shall instruct the Escrow Agent, pursuant to the terms of the Escrow Agreement, to promptly pay any amounts due and owing to Purchaser pursuant to the indemnification provisions of this Agreement, including, without limitation, pursuant to Section 10.2(a) out of the Escrow Funds. Notwithstanding anything to the contrary herein, recourse of Purchaser to the Escrow Funds pursuant to the Escrow Agreement shall be the sole and exclusive remedy of Purchaser and the other Purchaser Indemnitees (or any Person claiming by or through them) for damages for any inaccuracy in or breach of any representation, warranty, covenant, agreement or other obligation contained in this Agreement or any of the other Transaction Documents, and in no event shall the ESOP, the Option Holders or the SARs Holders be liable to any Purchaser Indemnitee for any amounts in excess of the Escrow Funds. Within two (2) Business Days following the date that is eighteen (18) months after the Closing Date, the ESOP and Purchaser shall each direct the Escrow Agent to release to the ESOP and to the Company on behalf of, and to be paid to, the Option Holders and the SARs Holders, pro rata in accordance with their respective Escrow Percentages, all remaining Escrow Funds in excess of an amount equal to the aggregate amount, if any, of all Losses with respect to which Purchaser Indemnitees have properly asserted, prior to such time in accordance with this Article X, a right to indemnification to the extent such claims for indemnification remain pending and unresolved at such time. Thereafter, as soon as reasonably practicable after the resolution of each such outstanding indemnification claim, if any, but in no event later than five (5) Business Days thereafter, the ESOP and Purchaser shall each direct the Escrow Agent, after disbursement to Purchaser Indemnitees of the applicable portion of the Escrow Funds, if any, pursuant to this Article X in connection with such resolution, to release to the ESOP and to the Company on behalf of, and to be paid to, the Options Holders and the SARs Holders, pro rata in accordance with their respective Escrow Percentages, all remaining Escrow Funds in excess of the remaining aggregate amount of Losses with respect to such unresolved indemnification claims.

10.3 No Set-Off.

Neither the ESOP nor Purchaser shall have any right to set-off any indemnification obligation that it may have under Section 10.2 against any other obligations or amounts due to Purchaser and its Affiliates or the ESOP, as the case may be, including, without limitation, under any other provisions of this Agreement or any other Transaction Document.

10.4 Retention of Records.

Subject to Section 6.12(f), from and after the date hereof, Purchaser, the ESOP and the Company shall preserve all books, records and other documents, materials and information (“Representation Records”) relevant to the representations, warranties, covenants, agreements and obligations set forth in this Agreement for a period of three (3) years following the Closing Date or for such longer period as the rights of the parties hereunder may exist. After Purchaser, the Company and the ESOP are no longer obligated to retain the Representation Records pursuant to this Section 10.4, Purchaser, the ESOP, and the Company, as applicable, shall give the other parties hereto not less than thirty (30) days prior written notice before destroying any Representation Records and, if any such other party so requests, shall deliver such Representation Records to such other party instead of destroying such Representation Records.

10.5 Effect of Investigation.

The waiver of any condition to the obligation of a party hereto to consummate the Contemplated Transactions, where such condition is based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, of any other party hereto shall not affect the right to indemnification for Losses or other remedies based on such representation, warranty, covenant or obligation.

10.6 Waiver of Other Representations.

NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IT IS THE EXPLICIT INTENT OF EACH PARTY HERETO, AND THE PARTIES HEREBY AGREE, THAT NONE OF THE COMPANY, THE ESOP, PURCHASER OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, USAGE, NON-INFRINGEMENT, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE SHARES,

THE COMPANY, ITS SUBSIDIARY OR THEIR RESPECTIVE ASSETS OR BUSINESSES OR ANY PART THEREOF, EXCEPT THOSE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, AND, IN PARTICULAR, AND WITHOUT IN ANY WAY LIMITING THE FOREGOING, THE COMPANY AND THE ESOP MAKE NO REPRESENTATION OR WARRANTY TO PURCHASER WITH RESPECT TO ANY FINANCIAL PROJECTIONS OR FORECASTS RELATING TO THE COMPANY, ITS SUBSIDIARY OR THEIR RESPECTIVE ASSETS OR BUSINESSES.

10.7 Mitigation of Losses

An Indemnified Party shall, to the extent practicable and reasonably within its control, make commercially reasonable efforts to mitigate any Losses of which it has adequate notice; provided that the Indemnified Party shall not be obligated to act in contravention of applicable Law or in contravention of reasonable and customary practices of a prudent person in similar circumstances. The Indemnitor shall have the right, but not the obligation, and shall be afforded the opportunity by the Indemnified Party to the extent reasonably possible, to make commercially reasonable efforts to minimize Losses before such Losses actually are incurred by the Indemnified Party.

ARTICLE XI

Termination

11.1 Termination.

At any time prior to the Closing, this Agreement may be terminated and the Contemplated Transactions may be abandoned:

(a) by mutual written agreement of the Company, the ESOP, and Purchaser;

(b) by written notice of any of Purchaser, the Company or the ESOP, at any time after April 1, 2007 (the “Section 11.1 Date”), if the Closing shall not have occurred on or prior to such date; provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to such party if such party’s breach of this Agreement shall have prevented satisfaction of the conditions to the Closing set forth in Article VII to occur on or before such date; and provided, further, that the Section 11.1 Date may be extended to May 1, 2007, at Purchaser’s or the Company’s option and in such party’s sole discretion in the event that, and only at such time as, any of the conditions set forth in Sections 7.1(b) or 7.1(c) shall not have been satisfied but all of the other conditions to the Closing set forth in Article VII shall have been satisfied (except those conditions which by their nature can only be satisfied on the Closing Date);

(c) by written notice of Purchaser in the event that (i) either of the Company or the ESOP has breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement to the extent such breach would cause a condition to Purchaser’s obligation to close not to be satisfied, unless Purchaser’s breach of this Agreement has caused such condition to be unsatisfied, (ii) Purchaser has notified the Company or the ESOP, as the case may be, of the breach in writing, and (iii) the breach has continued without cure for a period of thirty (30) days after the notice of breach;

(d) by written notice of the Company or the ESOP in the event that (i) Purchaser has breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement to the extent such breach would cause a condition to the Company’s or the ESOP’s, as the case may be, obligation to close not to be satisfied, unless the Company’s or the ESOP’s, as the case may be, breach of this Agreement has caused such condition to be unsatisfied, (ii) the Company or the ESOP, as the case may be, has notified Purchaser of the breach in writing, and (iii) the breach has continued without cure for a period of thirty (30) days after the notice of breach;

(e) by written notice of the ESOP in the event that (x) the ESOP has received a Superior Proposal and (y) in light of such Superior Proposal the Trustee shall have determined in good faith, after consulting with outside counsel, that the failure to terminate this Agreement would be deemed to constitute a breach of its fiduciary duties under applicable Law; provided, however, that the ESOP shall not be entitled to exercise its right to terminate under this Section 11.1 (e) if either the Company or the ESOP is in material breach of Section 6.3, Section 6.10 or Section 6.15 hereof at the time of such termination and, in the event there is no such material breach by the Company or the ESOP, until the following conditions are satisfied:

(i) the Trustee, on behalf of the ESOP, shall have authorized the ESOP to negotiate the terms and conditions of, or enter into, a binding written acquisition agreement concerning an Acquisition Proposal that constitutes a Superior Proposal and the ESOP shall have notified Purchaser orally or in writing of the same, attaching, as applicable, such acquisition agreement, term sheet or letter of intent or, in each case, the most recent draft thereof, if any, and specifying the material terms and conditions not included in any such document;

(ii) at least five (5) Business Days in advance of the effective date of termination of this Agreement, the Trustee, on behalf of the ESOP, shall have provided written notice to the Company of its intent to terminate this Agreement and abandon the Contemplated Transactions; and

(iii) Purchaser shall have failed to make, within five (5) Business Days of receipt of written notification from the ESOP of the satisfaction of the condition in Section 11.1 (e)(i) above, an offer that the Trustee believes in good faith, after consultation with its financial advisors, is at least as favorable from a financial point of view as the Superior Proposal. The ESOP agrees (x) that it will not terminate this Agreement pursuant to Section ll.l(e) until at least the sixth (6th) Business Day after it has provided the notice to Purchaser required by Section 11.1 (e)(i) and the notice to the Company required by Section 11.1 (e)(ii), and (y) to notify Purchaser promptly, if its intention to negotiate the terms and conditions of, or to enter into, the written acquisition agreement referred to in its notification to the Purchaser shall change at any time after giving such notification.

(f) by written notice of Purchaser in the event that the Defense Security Service requires Purchaser to implement any Special Security Agreement or other agreement that would impose restrictions on the involvement of Purchaser in the operation of the business or assets of the Company or its Subsidiary which are more limiting than the Defense Security Service’s standard Special Security Agreement.

11. 2 Effect of Termination.

In the event of the termination of this Agreement and the abandonment of the Contemplated Transactions as provided in Section 11.1, this Agreement shall forthwith become void and have no effect and:

(a) Purchaser shall promptly return, or cause to be returned, to the Company all documents and information obtained in connection with this Agreement and the Contemplated Transactions and all documents and information obtained in connection with Purchaser’s investigation of the Company, including any copies made by or supplied to Purchaser or any of Purchaser’s Representatives of any such documents or information;

(b) the Company and the ESOP shall promptly return, or cause to be returned, to Purchaser all documents and information obtained in connection with this Agreement and the Contemplated Transactions and all documents and information obtained in connection with the Company’s or the ESOP’s investigation of Purchaser, including any copies made by or supplied to the Company or the ESOP or any of their respective Representatives of any such documents or information;

(c) subject to Section 11.3, no party hereto shall have any Liability hereunder to the other parties hereto, provided, however, that the parties hereto shall remain bound by the provisions of this Sections 11.2, Sections 6.3, 6.9 and 6.10 and Article XII and by the provisions of the Confidentiality Agreement; and

(d) notwithstanding anything in this Agreement to the contrary, the termination of this Agreement shall not relieve any party hereto from Liability for fraud or intentional, material breach of this Agreement resulting in such termination.

11.3 Termination Fees.

(a) If this Agreement is terminated pursuant to Section 11.l (e), then the Company shall pay to Purchaser (i) a termination fee equal to $5,000,000 in cash payable by wire transfer in same day funds promptly following such termination (but in no event later than three (3) Business Days following such termination) and (ii) an amount equal to all documented out-of-pocket expenses and fees incurred by Purchaser (including, without limitation, fees and expenses payable to all legal, accounting, financial and other professionals arising out of, in connection with or related to the transactions contemplated by this Agreement) not in excess of $500,000; which amount shall be payable not later than the third (3rd) Business Day following receipt by the Company of documentation from Purchaser evidencing such fees and expenses.

(b) If this Agreement is terminated pursuant to Section 11.1(l), then Purchaser shall pay to the Company an amount equal to all documented out-of-pocket expenses and fees incurred by the Company (including, without limitation, fees and expenses payable to all legal, accounting, financial and other professionals arising out of, in connection with or related to the transactions contemplated by this Agreement) not in excess of $500,000; which amount shall be payable not later than the third (3rd) Business Day following receipt by Purchaser of documentation from the Company evidencing such fees and expenses.

ARTICLE XII

Miscellaneous

12.1 Notices.

All necessary notices, demands and requests required or permitted to be given hereunder shall be in writing and addressed as follows:

If to the Company:	SFA, Inc.
2200 Defense Highway
Suite 405
Crofton, MD 21114
Attention: Jerry Robinson
Facsimile: (703) 218-6141

With a copy to:	Latham & Watkins LLP
555 Eleventh Street, NW
Suite 1000
Washington, DC 20004-1304
Attention: William P. O’Neill, Esq.
Facsimile: (202) 637-2201

If to the ESOP:	Reliance Trust Company
500 Northpark Building, Suite 400
1100 Abemathy Road
Atlanta, GA 30328-5646
Attention: Stephen A. Martin
Facsimile: (404) 965-7313

With a copy to:	Powell Goldstein LLP
One Atlantic Center, Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, GA 30309-3488
Attention: Steven G. Schaffer, Esq.
Facsimile: (404) 572-6999

If to Purchaser:	Global Technology Strategies, Inc. c/o Contego Systems 1667 K Street, NW Suite 210 Washington, DC 20006 Attention: Ronald C. Jones Facsimile: (202) 223-2553

With a copy to:	GSG Holding (United Kingdom) Limited 130 Jermyn Street London, SWIY 4UR, ENGLAND Attention: Edward Krawitt Facsimile: +44 (0) 20 7766-3549

With a copy to:	Skadden, Arps, Slate, Mcagher & Flom LLP 40 Bank Street Canary Wharf London E14 5DS, ENGLAND Attention: Douglas E. Nordlinger, Esq. Facsimile: +44 (0) 20 7519-7070

With a copy to:	Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, DC 20005-2111 Attention: Stephen W. Hamilton, Esq. Facsimile: (202) 393-5760

Notices shall be delivered by a recognized overnight courier service or by facsimile transmission and shall be deemed delivered upon actual receipt; provided that notices shall be presumed to have been received:

(a) if given by such courier service, on the second (2nd) Business Day following deposit of the notice with such courier service, delivery costs prepaid, addressed as aforesaid; and

(b) if given by facsimile transmission, on the date of receipt or, if such date of receipt is not a Business Day, the next Business Day following such date of receipt; provided that the facsimile transmission is confirmed by written evidence of successful transmission, or written acknowledgment of receipt thereof by the addressee.

From time to time, any party hereto may designate a new address or facsimile number for the purpose of notice hereunder by notice to the other parties hereto in accordance with the provisions of this Section 12.1. Copies delivered to counsel shall not constitute notice.

12.2 Governing Law.

This Agreement shall in all respects be governed by, and construed in accordance with, the domestic laws (excluding conflict of laws rules and principles) of the State of Delaware applicable to agreements made and to be performed entirely within such State, including all matters of construction, validity and performance (other than those provisions set forth herein that are required to be governed by the laws of the State of Maryland).

12.3 Entire Agreement.

This Agreement, together with the Exhibits and Schedules hereto and the other Transaction Documents, constitutes the entire agreement of the parties hereto relating to the subject matter hereof and supersedes all prior contracts or agreements, whether oral or written. There are no representations, agreements, arrangements or understandings, oral or written, between or among the parties hereto relating to the subject matter of this Agreement which are not fully expressed in this Agreement; provided, however, that the Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

12.4 Severability.

Should any provision of this Agreement or the application thereof to any Person or circumstance be held invalid or unenforceable to any extent (a) such provision shall be ineffective to the extent, and only to the extent, of such invalidity or unenforceability and shall be enforced to the greatest extent permitted by Law; (b) such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision as applied (i) to other Persons or circumstances or (ii) in any other jurisdiction; and (c) such invalidity or unenforceability shall not affect or invalidate any other provision of this Agreement so long as the economic and legal substance of the Contemplated Transactions is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Contemplated Transactions be consummated as originally contemplated to the greatest extent legally possible.

12.5 Amendment.

Neither this Agreement nor any of the terms hereof may be amended, supplemented or modified, except by an instrument in writing signed by all of the parties hereto.

12.6 Effect of Waiver or Consent.

No waiver or consent, express or implied, by any party hereto to or of any breach or default by any other party hereto in the performance by such other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligations of such other party hereunder. Any failure or delay to exercise any right or privilege under this Agreement shall not be construed as a waiver of such right or privilege under this Agreement.

12.7 Parties in Interest; Limitation on Rights of Others.

The terms of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective legal representatives, successors and assigns. Nothing in this Agreement, whether express or implied, shall be construed to give any Person (other than the parties hereto and their respective legal representatives, successors and assigns and, where expressly provided herein, with respect to Sections 6.2, 6.13 and 6.19. Purchaser Indemnitees, the ESOP Indemnitees, the Indemnified Persons, the individuals listed on Schedule 6.19 and such other Persons designated therein) any legal or equitable right, remedy or claim under or in respect of this Agreement or any covenants, conditions or provisions contained herein, as a third party beneficiary or otherwise.

12.8 Specific Performance.

The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties hereto shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

12.9 Assignability.

This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties hereto, which maybe granted or withheld in each such other party’s sole discretion; provided, however, that Purchaser may assign its rights and obligations under this Agreement to an Affiliate of Purchaser, which assignment shall not relieve Purchaser of its obligations hereunder, so long as the Company and the ESOP are given prior written notice of such assignment.

12.10 Submission to Jurisdiction; Waiver of Jury Trial.

Any suit, action or proceeding against any party to this Agreement for any dispute between any of the parties hereto arising out of this Agreement, any of the other Transaction Documents or the Contemplated Transactions shall be brought only in any federal or state court located in Wilmington, Delaware and each of the parties hereto hereby submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding. A final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the extent that service of process by mail is permitted by applicable Law, each party hereto irrevocably consents to the service of process in any such suit, action or proceeding in such courts by the mailing of such process by registered or certified mail, postage prepaid, at its address for notices provided for herein. Each party hereto irrevocably agrees not to assert (a) any objection which it may ever have to the laying of venue of any such suit, action or proceeding in any federal or state court located in the State of Delaware and (b) any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto waives any right to a trial by jury in any such suit, action or proceeding.

12.11 No Other Duties.

The only duties and obligations of the parties hereto are as specifically set forth in this Agreement, and no other duties or obligations shall be implied in fact, law or equity, or under any principle of fiduciary obligation.

12.12 Reliance on Counsel and Other Advisors.

Each party hereto has consulted such legal, financial, technical or other expert as it deems necessary or desirable before entering into this Agreement. Each party hereto represents and warrants that it has read, knows, understands and agrees with the terms and conditions of this Agreement.

12.13 Counterparts.

This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument. Any facsimile copies hereof, or signatures hereon, shall, for all purposes, be deemed originals.

12.14 Disclosure Schedules.

Any information, item or other disclosure set forth in any section of the Company Disclosure Schedule or Purchaser Disclosure Schedule, as the case may be, shall be deemed to have been set forth in all other applicable portions thereof if the relevance of such disclosure to such other portion is reasonably apparent from the facts specified in such disclosure. No disclosure in the Company Disclosure Schedule or Purchaser Disclosure Schedule, as the case may be, relating to any possible breach or violation of any contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule or Purchaser Disclosure Schedule, as the case may be, shall be construed as an admission or indication that such item or matter is required to be referred to or disclosed in such schedule.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered in its name and on its behalf, all as of the day and year first above written.

GLOBAL TECHNOLOGY STRATEGIES, INC.

By:	/s/ Ronald C. Jones
Name:	Ronald C. Jones
Title:	President

RELIANCE TRUST COMPANY, SOLELY IN ITS CAPACITY AS TRUSTEE UNDER THE SFA, INC. EMPLOYEE STOCK OWNERSHIP TRUST AGREEMENT FORMING PART OF THE SFA, INC. EMPLOYEE STOCK OWNERSHIP PLAN

By:
Name:
Title:

SFA, INC.

By:
Name:	Jerry D. Robinson
Title:	President and CEO

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered in its name and on its behalf, all as of the day and year first above written.

GLOBAL TECHNOLOGY STRATEGIES, INC.

By:
Name:	Ronald C. Jones
Title:	President

RELIANCE TRUST COMPANY, SOLELY IN ITS CAPACITY AS TRUSTEE UNDER THE SFA, INC. EMPLOYEE STOCK OWNERSHIP TRUST AGREEMENT FORMING PART OF THE SFA, INC. EMPLOYEE STOCK OWNERSHIP PLAN

By:	/s/ Stephen A Martin
Name:	Stephen A Martin
Title:	Vice President

SFA, INC.

By:
Name:	Jerry D. Robinson
Title:	President and CEO

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered in its name and on its behalf, all as of the day and year first above written.

GLOBAL TECHNOLOGY STRATEGIES, INC.

By:
Name:	Ronald C. Jones
Title:	President

RELIANCE TRUST COMPANY, SOLELY IN ITS CAPACITY AS TRUSTEE UNDER THE SFA, INC. EMPLOYEE STOCK OWNERSHIP TRUST AGREEMENT FORMING PART OF THE SFA, INC. EMPLOYEE STOCK OWNERSHIP PLAN

By:
Name:
Title:

SFA, INC.

By:	/s/ Jerry D. Robinson
Name:	Jerry D. Robinson
Title:	President and CEO